UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event dated June 7, 2018	3

2018 Investor and Analyst Meeting Barcelona 7th and 8th June

Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor and Analyst Day Presentation on June 7th and 8th, 2018 in Barcelona. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the pri or written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The informatio n and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein . Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it consti tutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions o f the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, s ale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made b y GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or perfo rmance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward -looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. 2 2018 Investor and Analyst Meeting l Barcelona

2018 Investor and Analyst Meeting

Thursday, June 7th

Time	Topic	Presenter
8:15	*Pick-up from hotels*	
9:00 - 9:30	*Welcome*	
9:30 - 10:00	**Introduction**	Raimon Grífols Roura
10:00 - 12:00	**Commercial Strategies**	Lafmin Morgan
	Bioscience	Joel Abelson
	Diagnostic	Carsten Schroeder
	Hospital	Robert Jagt
12:00 - 12:30	Q&A	
12:30 - 1:30	*Lunch*	

3 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

2018 Investor and Analyst Meeting 7th Thursday, June Time Topic Presenter 1:30 - 2:15Plasma Procurement StrategyPeter Allen 2:15 - 3:00Bioscience Manufacturing OperationsEduardo Herrero 3:00 - 3:30Diagnostic IndustrialOriol Duñach 3:30 - 4:00Break 4:00 - 6:00InnovationDavid Bell Progenika Alpha-1 Genetic Test and SingulexAntonio Martínez GigaGenJosé Terencio 6:00 - 6:30Q&A 6:30 - 7:30Site Tour 7:30Dinner 4 2018 Investor and Analyst Meeting l Barcelona

2018 Investor and Analyst Meeting 8th Friday, June Time Topic Presenter 8:00Pick-up from hotels 8:30 - 8:45Welcome 8:45 - 9:45InnovationDavid Bell Research Studies on AlbuminDr. Arroyo / Montserrat Costa 9:45 - 11:15Product ShowroomCarlos Roura / Daniel Fleta 11:15 - 12:00FinancialsAlfredo Arroyo 12:00 - 12:15ClosingVíctor Grífols Deu 12:15 - 12:45Q&A 12:45 - 1:30Lunch 5 2018 Investor and Analyst Meeting l Barcelona

Introduction Driving Value Through Strategic Acquisitions Raimon Grífols Roura Co-CEO

Driving Value Through Strategic Acquisitions Access Biologicals • January 2017 • 49% stake • USD 51m • 70 employees • Manufacture of biological products for non-therapeutic uses, including plasma reagents to support specific in-vitro diagnostic and R&D activities • 5-years call option 7 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions Share of NAT Technology Unit • January 2017 • Acquisition of the share of the NAT technology donor screening unit, transforming diagnostic into a vertically integrated high-margin business • USD 1,850m • 175 employees • Vertical integration of the NAT business with the acquisition of R&D, assay and instrument manufacturing activities based on NAT technology 8 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions 6 plasma donation centers (Kedplasma) • February 2017 • 100% • USD 47m • 234 employees • 6 plasma donation centers in the U.S. • 300,000 liters 9 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions GigaGen • July 2017 • 44% stake • USD 35m • 17 employees • Biopharmaceutical company based in the U.S. specialized in the development of novel innovative monoclonal and polyclonal antibody therapies 10 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions Kiro Grifols • July 2017 • Stake increase from 50% to 90% • Euro 12.8m • 54 employees • Technology-based company based in Mondragón (Gipuzkoa, Spain), specialized in the development of instrumentation to automate and control hospital pharmacy processes 11 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions MedKeeper • January 2018 • 51% stake • USD 98m • 50 employees • Technology firm based in the U.S. that develops mobile and web-based solutions to enhance hospital pharmacy operations 12 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions Haema • March 2018 • 100% • EUR 220m • 1,100 employees • With 35 centers, it operates the largest independent network of plasma donation centers in Germany and offers a wide range of transfusion medicine services • 800,000 liters 13 2018 Investor and Analyst Meeting l Barcelona

Driving Value Through Strategic Acquisitions Agreement with Boya Bio-Pharmaceutical • May 2018 • EUR 25m • Agreement to build and manage plasma collection centers in China, meeting the criteria stablished by health authorities in the United States, the European Union and China 14 2018 Investor and Analyst Meeting l Barcelona

Commercial Strategies Delivering Consistent Growth Lafmin Morgan Chief Commercial Officer

Commercial Strategies to Deliver Consistent Growth Agenda • Introductions and Opening Comments • Division Overview: o Bioscience o Diagnostic o Hospital • Panel Discussion • Closing Comments 16 2018 Investor and Analyst Meeting l Barcelona

Commercial Leadership Team

Experienced Leadership



Joel Abelson

President
Bioscience
Commercial Division



Carsten Schroeder

President
Diagnostic
Commercial Division



Rob Jagt

President
Hospital
Commercial Division

17 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Grifols Is a Leader in Key Markets Leading Market Shares in Major Segments 18 Leadership Grifols leads its market segments • Global leader in plasma proteins • Global leader in NAT technology • A global leader in transfusion medicine • Safety and quality continues to be a differentiating factor for Grifols products 2018 Investor and Analyst Meeting l Barcelona

Growth Momentum Continues Commercial Portfolio Is Strengthened With New Growth Drivers Growth Underlying demand continues to support growth • Grifols has made investments to support growth • Grifols is transforming the Hospital Division • Grifols’ growth accelerated significantly in 2017 • Sales volume in 2017 grew in all regions where Grifols operates 19 2018 Investor and Analyst Meeting l Barcelona

Growth Momentum Continues Commercial Portfolio Is Strengthened With New Growth Drivers successfully deliver market growth 20 Opportunity Grifols is positioned for continued growth • Dedicated teams seeking to achieve the company’s mission • Focus on diagnosis, treatment and geographic expansion continues to • ONE GRIFOLS: Cross divisional collaboration and new products are increasingly a source of differentiation • Technology application is generating new avenues of growth 2018 Investor and Analyst Meeting l Barcelona

Bioscience Division Delivering Consistent Growth Joel Abelson President, Bioscience Commercial Division

Continued Sales Growth Grifols Bioscience Revenue Grew More than 7% CAGR Since 2015 (EUR in millions)CAGR: Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 All data at constant currency (CC), which excludes the impact of exchange rate movements. Comparable net revenues at March 31, 2018 exchange rate: 1EUR=1.2348USD 22 2018 Investor and Analyst Meeting l Barcelona 633 796 7.3% 673 679 689 725 735 737 750 787 791 800 811

Bioscience Growth Fundamentals Remain Strong Leading Position Within Its Core Business of Plasma-Derived Therapies Per capita utilization and diagnosis are growing for IVIG, albumin and alpha-1 Market growth and expansion strategies continue to deliver results Grifols continues to invest in the Bioscience Division to sustain growth 1.-Market shares in revenues Source: Grifols internal provisional data, 2017 23 2018 Investor and Analyst Meeting l Barcelona Global Market Share1 Grifols Global Position U.S. Market Share1 Grifols U.S. Position Immunoglobulin 23% #1 32% #1 Alpha-1 67% #1 65% #1 pdFVIII 20% #1 55% #1 Albumin 17% #2 20% #2

Bioscience Growth Fundamentals Remain Strong Product Strategies Will Deliver Continued Growth expanding U.S. CIDP segment 2.-VWD; Von Willebrand disease Immuno-globulin • Grifols has a leading share in the U.S. IVIG market and top position in the • Preparing to launch its 20% SCIG offering in 2019 Albumin • Grifols leads the industry in clinical investments - results forthcoming in 2018 (AMBAR & ANSWER) • Grifols is preparing to launch albumin in bags in the U.S. in 2019 Alpha-1 • Grifols continues to invest in appropriate testing, diagnosis and treatment • FDA approval of Prolastin®-C Liquid builds upon Grifols’ position as the market leader of alpha-1 augmentation therapies pdFVIII • Hemophilia A treatment paradigm is evolving, with use focused on certain patients and clinical situations like PUPs1, prevention & eradication of inhibitors and VWD2 • Volume growth continues in emerging markets driven by higher rates of diagnosis 24 2018 Investor and Analyst Meeting l Barcelona1.-PUP’s; previously untreated patients

Grifols Immunoglobulin 25 2018 Investor and Analyst Meeting l Barcelona

Momentum in IVIG per Capita Utilization Continues

Top 10 Countries in Per Capita Utilization of IVIG in 2017 vs. 2013



g/1000 inhabitants-year
300
250
200
150
100
50
0
AUSTRALIA
USA
CANADA
FRANCE
UK
GERMANY
SPAIN
TURKEY
JAPAN
CHINA
2013
2017

- Top markets in per capita utilization are growing at high rates
- Aging demographics fuel IG growth
- Growth continues in 2017:
  - U.S.: +13%
  - Germany: +7%
  - Spain: +15%
- Full global demand for Grifols products in 2017 could not be met due to tight plasma supply. Grifols is now positioning to fully leverage this opportunity

Source: Grifols internal provisional data, 2017

26 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

IVIG Remains the Backbone of the U.S. IG market Over the past 4 years, approx. 80% of U.S. volume growth was in IVIG vs. SCIG Growth in the U.S. IG market Grams (in million) 90 80 70 60 50 40 30 20 10 00 20132014201520162017 Source: Grifols internal provisional data, 2017 27 2018 Investor and Analyst Meeting l Barcelona IVIGSCIG

Leading in PIDD

Despite 7+ Years of SCIG, IVIG Remains Important for PIDD Patients

PIDD Patient Treatment Estimates


49%
51%
IVIG
SCIG

Market Share IVIG PIDD Procedures


21%
28%
17%
34%
Grifols
Company 1
Company 2
A/O Companies

Grifols is a leader in PIDD and well positioned for success with a new 20% SCIG in 2019

*Sources: *Insights and Positioning research, April 2018*
***2017 Lexis-Nexis, Medical claims data only; Gamunex®-C data includes GammaKed® due to shared J-code*

28 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Leading in CIDP Gamunex®-C Is Recognized as the Leading IG Treatment for CIDP 29 2018 Investor and Analyst Meeting l Barcelona

Leading in CIDP Gamunex®-C Continues to Drive Growth in CIDP Segment Source: Lexis-Nexis, Medical claims data only; Gamunex®-C data includes GammaKed® due to shared J-code 30 2018 Investor and Analyst Meeting l Barcelona CIDP Procedure Volume 70,000 60,000 50,000 40,000 30,000 20,000 10,000 0 201520162017 Gamunex®CGammagardPrivigenOther

Leading in CIDP With SCIG in CIDP, Physicians Appear Cautious: Patient Profile Is Different 31 2018 Investor and Analyst Meeting l Barcelona SCIG may require up to 8 sites and 8 needles Gamunex® offers 1 site, 1 infusion, every 3 weeks

Grifols Maintains a Leadership Position in IVIG Globally and in the U.S., the World’s Single Largest Market • Growth fundamentals remain strong: continued per capita utilization growth across key countries, U.S. CIDP segment • IVIG remains the backbone of overall IG market • Investments in plasma collection and robust plasma growth: Grifols is poised to capture global IG demand opportunities • Grifols will launch a 20% SCIG product in 2019 and take an active role in this expanding segment in PIDD 32 2018 Investor and Analyst Meeting l Barcelona

Grifols IG HyperRAB® (300 IU/mL) The First Advancement in Rabies IG Administration in More than 40 Years Grifols HyperRAB® is the #1 prescribed rabies immune globulin in the U.S. with more than 90% market share 33 2018 Investor and Analyst Meeting l Barcelona NEW Rabies 300 IU/ML provides patients with ½ the Volume & 2X the Antibodies Delivered at the Wound Site

Grifols Alpha-1 Antitrypsin 34 2018 Investor and Analyst Meeting l Barcelona

Opportunity Remains Significant

Leading Position in Alpha-1 Deficiency Treatment (AATD)

As many as **350k symptomatic COPD** patients worldwide **may suffer from severe AATD** as a result of COPD; however, **fewer than 10% of them have been identified**



~350k
patients
~17k
(7%)
~11k
(66%)
~7k
(66%)
Diagnosed COPD w/ severe AATD
Diagnosed severe AATD patients
Treated with augmentation therapy
Treated with Grifols product

Significant opportunity still remains to increase diagnosis of AATD patients

Sources and assumptions: Grifols patients based in 1Q 2018 patient counts (last update April 26, 2018). Assume Grifols holds 66% of the total patients based in Grifols BI Database. Assume 2/3 of patients diagnosed receive treatment based in market knowledge and affiliate input

35 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Grifols Is the Global Market Leader in Alpha-1 Prolastin®-C After 10 Years of Competition, U.S. Continues to Lead and Drive Growth Total 2 1.3% 1 2016 U.S. Alpha-1 Market Share 2016 vs. 2015 2,000Growth 1,8001.9%Company 1,600arket: 9.7%19% 1,400 1,200fols: 12.0% 1,000CompanyGrifols 80021%60% 600Company 1:0.6% 40013.1% 200Company 2: 00.0% 2008 2009 2010 2011 2012 2013 2014 2015 2016 Source: Marketing Research Bureau, July 2017 36 2018 Investor and Analyst Meeting l Barcelona M Gri 2016 Alpha-1 Volume: 1,790 grams

In Europe, Prolastin® Retains More Than 90% Market Share Despite 2 Years of New Competition Source: Grifols internal provisional data, 1Q 2018 37 2018 Investor and Analyst Meeting l Barcelona Europe Alpha-1 Market Share (Patients) Other compa 9% Grifols 91%

Leading Position in Alpha-1 • Grifols continues to consolidate its leadership position in the alpha-1 market with 66% global share, which is increasing revenue efficiency per liter • Significant global opportunity for diagnosis and treatment: fewer than 10% of potential alpha-1 patients identified • New and underdeveloped markets form a core component of Grifols growth strategy • Recent FDA approvals reinforce Grifols’ position as the market leader of alpha-1: o FDA approval obtained for Prolastin®-C Liquid, with launch scheduled in mid-2018 o FDA approval of a new alpha-1 genetic diagnostic test developed by Diagnostic Division • Global expansion of U.S. Prolastin Direct® model based on comprehensive and personalized patient support programs 38 2018 Investor and Analyst Meeting l Barcelona

Grifols Albumin 39 2018 Investor and Analyst Meeting l Barcelona

Momentum in Albumin Per Capita Utilization Continues Top 10 Countries in Per Capita Utilization of Albumin in 2017 vs. 2013 500 200 g/1000 inhabitants-year• Albumin use continues to grow in 700most key countries 600• World’s largest market (China) has reached top 10 by per capita consumption 400• Grifols is a global leader with strong 300market positions in the U.S. and China • New clinical data will fuel future growth 100 0 20132017Source: Grifols internal provisional data, 2017 40 2018 Investor and Analyst Meeting l Barcelona

Grifols’ Growth in China Has Outpaced the Market The World’s Largest Market is Currently in Top 10 by Per Capita Consumption • China albumin: +13.3% – Imported: +17.2% – 14.2% market share (10.8% in 2012) Albumin, Tn (Released) 410.8 392.9 263.1 Imported 58.8% MS 201220132014201520162017 2012-17 CAGR official release: – Domestic: +9.0% • Grifols: +19.6% – 24.7% imported market share Source: National Institutes for Food and Drug Control (NIFDC) 41 2018 Investor and Analyst Meeting l Barcelona 174.8 326.8 170.6 287.0 137.5 119.1 220.0 115.6 177.7 165.8 113.4 155.7 132.1 115.2 82.7 58.4 56.5 33.6 35.8 32.2 23.8

Albumin Will Continue to Be a Driver of Bioscience Growth • Leading position with market demand estimated to grow by 6-8% CAGR • Growth driven by U.S. and China, where Grifols expects above-the-market growth • Grifols is investing in a market expansion strategy to extend its reach to Chinese hospitals. The two-invoice system implemented in the country does not affect Grifols since it already complied with these provisions, a circumstance that the company has been able to leverage • Developing countries are expected to grow at double-digit rates in the coming years • Investment in albumin innovation: o Advancing science: research in Alzheimer’s, cirrhosis and other therapeutic areas o New packaging: albumin in bags launched in the U.S. in 2019 42 2018 Investor and Analyst Meeting l Barcelona

Grifols pdFVIII 43 2018 Investor and Analyst Meeting l Barcelona

Grifols Holds Leading pdFVIII Position Opportunities in a Changing Market 15% Bioscience Revenue Breakdown • Grifols holds leading global pdFVIII market pdFVIIIshare <10%15%• Grifols is a reliable partner for tender markets in all the indications: Hemophilia 45%25%A (HA), ITI1 and VWD • pdFVIII is a cost-effective choice for prevention and eradication of inhibitors • Focus on VWD indication Tender market Commercial HA in the hospitals with cost-Commercial ITI Commercial VWD efficiency benefits 1. ITI; Immune Tolerance Induction 44 2018 Investor and Analyst Meeting l Barcelona pdFVIII Treatment Breakdown

Grifols Holds Leading pdFVIII Position Hemophilia A Paradigm is Changing • Several new novel therapies are in development that will impact future treatments. Gene therapy is on the horizon • One new therapy offers benefits but also leaves clinicians with new questions that have implications for Grifols: o How to treat breakthrough bleeds in inhibitor and non-inhibitor patients? o Should inhibitors be eradicated in the presence of this new therapy? • Grifols is working to inform and guide safe treatment options amid this changing paradigm 45 2018 Investor and Analyst Meeting l Barcelona

Grifols Holds Leading pdFVIII Position Continuing Opportunity in pdFVIII Business • A leader in hemophilia medicines, Grifols focuses on providing safe treatment options in the evolving treatment paradigm • KoLs agree on the importance of eradicating inhibitors. Their feedback is “every patient deserves at least one ITI, at least one should be tried, or at least offered to patients” • Significant opportunity for pdFVIII/VWF1 continues for patients and clinical situations: o Prevention and eradication of inhibitors and von Willebrand disease (VWD) o Potential role for pdFVIII in combination with new therapies • Further opportunity for pdFVIII growth in emerging markets, where new patient growth will continue at approx. 5-6% due to increased diagnosis and improved treatment protocols • Grifols pdFVIII continues to focus on: o Market access activities to reinforce the value of pdFVIII/VWF therapies (SIPPET study) o Participation in global tenders and new market opportunities (i.e. India) 1. VWF , von Willebrand factor 46 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways 47 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Delivering Consistent Growth product; 20% SCIG and albumin in bags in the U.S. in 2019 Growth • Underlying demand for key proteins supports consistent growth • Grifols’ positioning for growth following significant plasma supply investments Opportunity • Leading efforts to expand markets through appropriate diagnosis and treatment • Grifols is widening its portfolio: launching Prolastin®-C Liquid; new rabies • Research programs will deliver new opportunities in the future Leadership • Grifols holds #1 global share position for IG, alpha-1 and pdFVIII, #2 for albumin • Grifols is the U.S. market leader: IVIG and the CIDP segment • Grifols leads the industry in research for new protein indications and formulations 48 2018 Investor and Analyst Meeting l Barcelona

Diagnostic Division Delivering Consistent Growth Carsten Schroeder President, Diagnostic Commercial Division

Driving Profitable Growth Solid Mid-Single Digit Growth Over the Last Four Years 6.8%1 (CC) vs. 2016 CAGR: 732m 201420152016 (1)2017 (1) 1.-Comparable net revenues considering intersegment sales 50 2018 Investor and Analyst Meeting l Barcelona 732 620 5.7% 691692 2014-2017 Revenue Growth 2017 Revenue

Transfusion Medicine Comprises ~95% of the Business

Donor Screening, Immunoassays & Immunohematology Are Grifols Core Businesses

2017 Sales by Product Line


BCS
SDx
BTS
DS
IA

DS = Donor Screening; BTS = Blood Typing Solutions; BCS = Blood Collection Systems; SDx = Specialty Diagnostics; IA = Immunoassays (not assigned by region)

2017 Sales by Region


IA
NA
LATAM
APAC
EMEA

NA = North America; EMEA = Europe, Middle East and Africa; APAC = Asia-Pacific; LATAM = Latin America; IA = Immunoassays (not assigned by region)

51 | 2018 Investor and Analyst Meeting | Barcelona

GRIFOLS

Global Leader in Transfusion Medicine Building a Specialty Diagnostics Portfolio diagnostics 52 Transfusion Medicine Specialty Diagnostics Donor screening Clinical Global leader in NAT technology donor screening Aesku Promonitor® 2018 Investor and Analyst Meeting l Barcelona Hemostasis Global distribution agreement with Beckman Coulter Blood collection Manufacturing in Spain and Brazil Blood typing Complete portfolio of instruments, gel cards and reagents Immunoassays New manufacturing in Emeryville for immunoanalysis

Vertical Integration of NAT Blood Donor Screening Unit Assay Development and Manufacturing Aligned to Respond to Customers Needs Willow Court, California Grifols assay development and manufacturing facilities 53 2018 Investor and Analyst Meeting l Barcelona Grifols has the capability to develop and manufacture tests tailored to specific customers needs VERTICAL INTEGRATION • Assay development • Assay manufacturing • Distribution • Sales & Marketing • Service • Instrument co-development PRE-ACQUISITION Revenue share agreement • Assay development• Distribution • Assay manufacturing• Sales & Marketing • Instrument development• Service

Global Leader in NAT Donor Screening

NAT Adoption Increased by 1 Million Donations in 2017

Global Market Split (~94 million donations*)


77%
Adopted
Unadopted

Global Share of Adopted (~75.5 million donations)


55%
Grifols
Roche
Others

70+ donations tested every minute with a Procleix assay*

200+ people impacted every minute*

Grifols continues to lead the global NAT donor screening, holding a 55% market share

Source: Internal data

**Does not include plasma collection*

54 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

NAT Continued Focus on Geographic Expansion

APAC and Middle East Have Fueled Growth

Ultrio®
Ultrio Plus®
Ultrio Elite
Reagent sales (in tests)

Instruments installed (Tigris & Panther)


China
Saudi Arabia
CAGR: 15%
2013
2017
CAGR: 68%
2013
2017
x2
2013
2017
x12
2013
2017

55 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Committed to Ensuring Safety of the Blood Supply

Procleix Zika and Babesia NAT Tests Used Under IND[1] in the U.S.

ZIKA

9.6m
Donations tested in 2017

16
Testing sites

BABESIA

240k
Donations tested (7/2017-3/2018)

Sites:
American Red Cross[2]
Creative Testing Solutions
Rhode Island Blood Center

States:
NY, RI, NJ, PA, FL

1.- IND; Investigational New Device
2.- Now part of Creative Testing Solutions

56 | 2018 Investor and Analyst Meeting I Barcelona
GRIFOLS

NAT Plasma Donor Screening Represents a Growth Opportunity

Grifols Has Developed a Dedicated Team

Share of Tested Liters of Plasma


18%
Grifols
Others

NAT plasma testing market is growing with the industry

Plasma Testing Regulatory Status

China	U.S.
On going clinical trial	Launching in 2H 2018

NAT Plasma testing coincides with expansion of donor centers (U.S., Haema and Boya)

Source: International directory of plasma fractionators 2015 Market Research Bureau report

57 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Leader in Antigen Supply for Immunoassays

Worldwide Market Leader in Hep/Retro Immunoassay Antigens*

Antigens Shipped (grams)



CAGR:
4%
123
134
2015
2017

SIEMENS Healthineers

Abbott A Promise for Life

OraSure Technologies

Ortho Clinical Diagnostics

OCD VITROS® HIV combo FDA Approved

Profit Share Agreement (until 2039)

GRIFOLS	Ortho Clinical Diagnostics
HCV & HIV patents	Assay development and manufacturing
Antigen research, manufacturing and supply	Instrument development and manufacturing
Assay research support	Product commercialization

Future growth drivers:

- CDMO: Contract Development Manufacturing Operations in diagnostics and therapeutics markets
- Continuous expansion of antigens portfolio

** In Vitro Diagnostic Market Segment Review 2013-2014 and 2019 Forecast Ad hoc report from Boston Biomedical Consultants, Inc., 2015 and internal estimations*

58 | 2018 Investor and Analyst Meeting I Barcelona GRIFOLS

Immunohematology (IH) Continues as a Key Growth Driver

Grifols Sold a Record Number of Gel Cards in 2017

Gel Cards Sold


CAGR:
14%
2013
2014
2015
2016
2017



DG Gel ABO Rh Global



DG Gel ABO Rh (2D)



DG Gel AB (x4)



DG Gel ABO CDE



DG Gel Rh Pheno Global



DG Gel Anti-IG

59 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

U.S. Immunohematology: 160+ Customer Sites Under Contract Investments in Sales, Marketing and Service Are Paying Off 2015201620171Q 2018 x2 Gel cards sold (1Q 2018 vs. 1Q 2017) 60 2018 Investor and Analyst Meeting l Barcelona 127 86 6 42 2017 Prior Years Live Sites

Immunohematology Innovation: Eflexis® Fully Automated, Flexible, Mid-sized Analyzer Automation / LEAN level (%) The Eflexis® performs pre-transfusion compatibility testing using DG Gel® technology with a smart and compact design offeringEflexisErytra® intuitive operations 61 2018 Investor and Analyst Meeting l Barcelona A fully automated, medium-sized analyzer for performing pre-transfusion compatibility tests. Eflexis® is the natural evolution in Grifols scalable blood typing solutions 100 80 60 40 20 0 010,00020,00030,00040,00050,000 Lab size (samples / year) S M L XL ® Wadiana® Manual

Immunohematology Innovation: Eflexis®

Well-received: 90+ Customer Placements in Europe[1] One Year After Launch

90+

Instruments sold

60%

Competitive conversions

19

Countries*

Upcoming portfolio updates:

- New version of Erytra® software with improved features
- New middleware solutions worldwide
- New reagent blood cells and antisera to support U.S. expansion eflexis

1.-. U.S clinical trial ongoing

62 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Immunohematology Competitive Advantage: Lab and IH Center

An Industry Reference That Supports Grifols Immunohematology Strategy and…


GRIFOLS

Grifols clinical laboratory and IH center, San Marcos, Texas

4,000 samples

x4 times vs. 2016

Services

- Immunohematology testing services for blood banks, hospitals and physicians
- Reference lab for discrepancies and complex cases

Test Menu

- Molecular and serological panels
- Novel assays for immunohematology

63 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Immunohematology Competitive Advantage

…The Grifols Academy of Immunohematology a Recognized Center for Education

THE GRIFOLS ACADEMY
IMMUNOHEMATOLOGY

The Grifols Academy of Immunohematology offers courses to transfusion medicine professionals to help them build a stronger workforce and equip them with tools to deliver higher-quality patient care

13
courses

+1,000
attendees

64 | 2018 Investor and Analyst Meeting I Barcelona
GRIFOLS

Hemostasis: Beckman Launches Promotional Activities in Key Markets Grifols Makes Inroads with Product Registrations in Core Markets • In 2017, Grifols reached an exclusive worldwide distribution agreement with Beckman Coulter for the global distribution of Grifols’ hemostasis instruments, reagents and consumables • Grifols is currently working on the registration of these products in key markets, including the U.S. and China • In preparation for product launch in Europe, Grifols has delivered technical service and sales training to Beckman. Sales activities have commenced in EU countries 65 2018 Investor and Analyst Meeting l Barcelona SmartNextExpert

Clinical Diagnostics: Promonitor® a Growth Driver in the Portfolio Investment in a Dedicated Sales Force Is Paying Off immunogenicity in patients chronic inflammatory diseases and other PROMONITOR® ELISA test offers key information about drug bioavailability and prescribed with biological therapy for the treatment of indications 66 2018 Investor and Analyst Meeting l Barcelona NHS Scotland 6,000 PATIENTS Budget impact model Sales growth 15% (2017 vs. 2016)

Clinical Diagnostics: New Product Launches Are Key to Growth Expanding Portfolio to Meet Evolving Customer Needs assays 67 2018 Investor and Analyst Meeting l Barcelona Helios Erytra® 4.1 Software Eflexis® IDCoreXT Antisera in the U.S. Key Product Launches

Global Leader in Transfusion Medicine Future Growth Opportunities medicine 68 2018 Investor and Analyst Meeting l Barcelona Leader in transfusion Immunohematology Molecular testing Serology testing (SMCTM Singulex) Immunohematology growth plan Erytra® and Eflexis® Manufacturing in the U.S. NAT expansion Emerging pathogens Plasma Geographic expansion

Hospital Division Transformation Brings a New Era Rob Jagt President, Hospital Commercial Division

Strong Position and Reputation in Iberia and LATAM Strong Legacy Business - Spain • Broad portfolio: o Pharmatech o IV therapy base o Medical devices o Clinical nutrition • Advanced hospital pharmacies • Established leaders; learning, trialing • Manufacturing and engineering advantages 70 2018 Investor and Analyst Meeting l Barcelona

Well Positioned for Sustained Penetration in the U.S. Market

U.S. Market Drivers Align With Grifols' Strengths: Safety, Quality and Engineering

- Novel Pharmatech portfolio meets customer needs - alignment of trends/tailwinds
  - Regulatory **demands increasing**
  - Personalized **medicine growing**
  - Accountability to measure **outcomes**

  } technology; process and compliance
- System for improving compounding control: quality, safety, efficiency, outcomes









Clean Room Environment → Workflow → Automation → Material Management → Quality Assurance → Data & Insights

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A Clear Path Forward Through a Growing Product Portfolio Key Events and Milestones of 2017 and Early 2018 applications operational efficiency, increase the value chain and enhance 72 2018 Investor and Analyst Meeting l Barcelona January 2018 Cloud-based software Solutions that optimize process safety, improve communications throughout compliance July 2017 Additional 40% stake Kiro Grifols is a technology-based company focused on the development of machinery and equipment designed to automate hospital processes Total stake 90% May 2017 U.S. IV solution market access FDA approved Grifols manufactured saline Establishing self-sufficiency for Bioscience Optimizing plant capacity Evaluating additional export opportunities

MedKeeper: Accelerating Execution of Software Platform and System Strategy

Verification
Improves compliance and quality with batch and patient specific IV compounding utilizing volumetric or gravimetric verification.

Tracking
Reduces turnaround times and improves communications on medication deliveries.

Inspections
Provides real-time, mobile documentation of unit inspections.

Activities
Enables the Pharmacy Team to manage its USP 797/800 USP cleanroom documentation and State Board requirements.

Training
Supports pharmacy leadership's oversight of its staff training and competency management.

Carts
Support full documentation and oversight of all code-carts, kits, and trays.

Web and Mobile Solutions

Real-time Reporting and Analytics

Fits existing Workflows

Compliance | Process | Safety | Flexibility


KLAS
CATEGORY LEADER
SOFTWARE & SERVICES
2017
KLAS
CATEGORY LEADER
IV WORKFLOW MANAGEMENT
2018

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GRIFOLS

Complete Solutions to Meet IV Compounding Needs

Improving Safety, Quality, Efficiency, and Compliance With New, Strict Regulations

	Clean Room Environment	Workflow	Automation	Material Management	Quality Assurance	Data & Insights
Devices	Air N Space CIMScan	PhocusRx	Kiro Oncology KiroFill GriFill CIMScan	DosiFuser StocKey	DosiFuser CIMScan StocKey	
Software	MedKeeper suite of apps (all columns)					
		Kiro LINK (Workflow through Data & Insights)				
	CIMScan	Silicon (CPOE[1])				Silicon (CPOE[1])
Services	Misterium Consulting/ Grifols Engineering				Consulting/ Grifols Engineering	Consulting/ MedKeeper/ Grifols Engineering

1. CPOE; Computerized physician order entry

74 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

MedKeeper Will Continue to Grow with IVWF Adoption IV Workflow Management Adoption Is Expected to Accelerate 100% 90% 80% IV Workflow Market Maturity and Adoption (estimated) 70% 60% 50% 40% 30% CPOE Adoption BCMA Adoption 20% 10% 0% Year1 Year2 Year3 Year4 YearS Year6 Year? Year8 Year 9Year10Year11Year12Year13 BCMA; Bar code medication administration GRIFOLS 75 I 2018 Investor and Analyst Meeting I Barcelona

Division Strategy Accelerates Growth and Strengthens Contribution

Enlarging the Hospital Division

"Today"

2017 year-end division segmentation


Rest of the market 88%
U.S. 12%

Approx. 10% of business in NA

Near-Term Milestones:

Accelerated growth through portfolio improvements with software commercialization that increases U.S. market opportunity to >$1B

"Tomorrow"

Future division segmentation


Rest of the market 55%
U.S. 45%

Approx. 50% of business in NA

Mid- to Long-Term Milestones:

Accelerated sales from North America and from innovative, customer-valued technologies lead to consistent positive EBIT growth over 5 years

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GRIFOLS

Pharmatech Business Underpins Growth Enhancing Hospital Portfolio CAGR 2017 and 2016 comparable net revenues considering intersegment sales (EUR in millions)CAGR: 1062017 vs. 2015 +5.7% +1.0% +75.5% -4.1% 2015 2016 2017 77 2018 Investor and Analyst Meeting l Barcelona 96 Others 40 37 9 19 +4.8% 3.3%Pharmatech 102 IVTherapy Contract Manufacturing

Consolidating Footprint in the U.S. Market While Remaining Strong in Spain h America +46.2% +1.9% BAM -7.2% OW 3 2017 and 2016 compar (EUR in millions) 96 102 106 2017 vs. 2015 CAGR able net revenues considering intersegment sales +3.3% 12 Nort I R +6.2% 10 6 90 90 87 3 3 201520162017 78 2018 Investor and Analyst Meeting l Barcelona +4.8% CAGR

Successful Strategy Execution 1Q 2018 Revenue Accelerated, Driven by North America 0.9 0.8 (EUR in millions)+14.3% 27.3 America (+353,8%) (-5,0%) (+16,4%) Q1 ’17Q1 ’18 79 2018 Investor and Analyst Meeting l Barcelona 23.9 5.6 North IBAM Others 1.2 21.9 20.8 (+18.1% cc)

Key Takeaways

Delivering Results of a Transformation

2017

- Achieved EUR 106 million in sales; CAGR (2015-2017): 4.8%
- Key milestones and events:
  - Gained U.S. IV solution market access: FDA approval; self-sufficiency at Grifols' donor centers and third-party distribution agreement
  - Kiro Grifols stake increased to 90%
  - MedKeeper 51% acquisition, announced in January 2018

2018 and beyond

- 1Q 2018 U.S. sales up c.350%, NA Pharmatech sales doubled and saline launch demonstrates impact
- Sustaining leadership in Iberia / LATAM while U.S. becomes greatest source of growth
- Delivering innovative and customer-valued solutions
- Benefiting from tailwinds in IV compounding control that will support sustained performance over time

80 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Commercial Strategies Panel Discussion Bioscience, Diagnostic and Hospital Commercial Leadership Team

Commercial Strategies Panel Discussion Topics of Focus One Grifols • Cross-Divisional Collaboration • Team Synergies Commercial Themes • Customer Centricity • Leveraging Technology The following slides have been prepared to support the commercial strategies panel discussion 82 2018 Investor and Analyst Meeting l Barcelona

One Grifols Cross-Divisional Collaboration Team Synergies 83 2018 Investor and Analyst Meeting l Barcelona

One Grifols: Cross-Divisional Collaboration Normal Saline Launch in U.S. Biomat USA Talecris Plasma Resources HENRY SCHEIN® w....-,M. (Henry Schein's company website) 84 I 2018 Investor and Analyst Meeting I Barcelona GRIFOLS Over21,000 16 Years "-I'IWMC_,.._ ,_1.,., 0 ....... ,• GRIFOLS GRIFOLS

One Grifols: Cross-Divisional Collaboration Albumin in Bags • Ready-to-use, over-wrapped polypropylene bag has advantages for storage and administration in cases where glass vials present issues (crash carts, ambulances) • Hospital Division shared technology with Bioscience o Plastic injection molding and production o Bag forming and plastic film overwrap • Grifols Engineering partnered with Bioscience to implement o Machinery design and construction for aseptic filling o Process automation and robotization o Online radiation sterilization 85 2018 Investor and Analyst Meeting l Barcelona

One Grifols: Cross-Divisional Collaboration

Importance of Diagnosis: Alpha-1 Is the Major Known Genetic Risk Factor for COPD[1]

THE LONGER AAT DEFICIENCY REMAINS UNDIAGNOSED, THE GREATER THE RISK FOR IRREPARABLE LUNG DAMAGE[4,10]

Average interval between onset of pulmonary **symptoms and diagnosis** was **8.3 years***

Average number of physicians seen by patients before diagnosis **2.7 physicians***

1. Köhnlein T, Welte T. Alpha -1 antitrypsin deficiency; pathogenesis, clinical presentation, diagnosis, and treatment. Am J. Med. 2008; 121(1) 3-9
4. Campos MA, Wanner A, Zhang G, et al. Trends in the diagnosis of symptomatic patients with alpha1 antitrypsin deficiency between 1968 and 2003. Chest. 2005:128(3):1179-86
10. Vdal R. Blanco I. Casas F, et al. Guidelines for the diagnosis and management of alpha-1 antitrypsin deficiency. Arch. Bronconeumol 2006:42(12): 645-59

86 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

One Grifols: Cross-Divisional Collaboration Alpha-1 Early Diagnosis and Treatment Deliver Multiple Benefits Free testing TREAT TEST augmentation More than 90% of patients may be undiagnosed THINK PATIENT The #1 prescribed therapyservices 87 2018 Investor and Analyst Meeting l Barcelona Grifols is staunchly committed to improving the under-diagnosis of AATD by educating HCPs and providing free, easy and comprehensive testing services

One Grifols: Cross-Divisional Collaboration Progenika Provides the Testing Platform for Alpha-1 Grifols uses the Progenika technology to work with HCPs to increase testing for alpha-1 deficiency Progenika 88 2018 Investor and Analyst Meeting l Barcelona

One Grifols: Cross-Divisional Collaboration

Progenika Has Developed an Improved Assay for Alpha-1

New test has CE and FDA approval



Test uses non-invasive samples


GRIFOLS
P000001

Customized Dry Blood Spot (DBS)



Buccal swab


Kits delivered to doctor's office
Patient sample collected
Sample shipped
Sample processed
Report delivered to Physician office
Web Platform

89 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

One Grifols: Cross-Divisional Collaboration

Improving Alpha-1 Diagnosis: Partner With Local Laboratory and In-House Testing Services

Model A
Local partner laboratory

Philipps Universität Marburg

Average tests per month



CAGR
38 %
92
225
242
2016
2017
2018

- Reduction on diagnostic times
- Decrease need for sequencing
- Positive user feedback

Model B
Service at Progenika laboratory

Progenika Biopharma
GRIFOLS

Significant reduction of laboratory turnaround time



60
5
Previously TAT (days)
A1AT Genotyping Test

Pilot Study Data

- 521 samples in approx. five weeks
- 17 samples candidate to treatment

PROLASTIN C

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GRIFOLS

One Grifols: Multiple Collaboration Projects CLIA Lab in San Marcos, Texas, Provides Multi-Divisional Support services with mild-to-moderate 91 2018 Investor and Analyst Meeting l Barcelona Genetic testing Clinical study on patients Alzheimer’s disease FDA validation studies Validation of ID CORE XT PMA dossier for FDA AB Test validation CLIA validation for the investigation of Alzheimer’s disease Grifols plasma special program Identification of donors with Rho D Antibody to produce Rho(D) Immune Globulin

Commercial Themes Customer Centricity Leveraging Technology 92 2018 Investor and Analyst Meeting l Barcelona

Customer Centricity: Multi-Channel Marketing The “Look Into Genetic COPD” Campaign • Reaching targeted COPD patients is the biggest opportunity to accelerate the diagnosis of alpha-1 • Direct to consumer (DTC) multi-channel marketing campaign launched mid-2017 • Key messages motivate COPD patients to take two actions: order the AlphaKit and get tested by their healthcare provider (HCP) website/ads 93 2018 Investor and Analyst Meeting l Barcelona

Customer Centricity: Prolastin Direct®

Comprehensive, Personalized Support to U.S. Alpha-1 Patients

DEVOTED ALPHA-1 CARE TEAM[12]

Comprehensive, personalized support

Dedicated Patient Service Coordinators

Manages the streamlined enrollment process

INSURANCE AND REIMBURSEMENT SPECIALISTS[12]

Covered by all major insurance providers

Manage the preauthorization and verification process

Patient assistance program available

SPECIALTY PHARMACY AND INFUSION EXPERTS[12]

Dedicated alpha-1 pharmacy

98.4% compliance rate

Therapy is scheduled at your patients' convenience

FULLY INTEGRATED DISEASE MANAGEMENT[10,12]

Proven health outcomes[10]

Comprehensive disease management with automatic enrollment

No extra cost to patients

** AlphaNet: Not-for-profit organization providing health management services for the PROLASTIN DIRECT® program led by alpha-1 experts and patients*

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GRIFOLS

Customer Centricity Comprehensive Support Programs Also Offered ex-U.S. Canada Spain/Argentina/ChileGermany 95 2018 Investor and Analyst Meeting l Barcelona

Technology and Innovation Are at the Core of the Business Strengthening the NAT portfolio 96 2018 Investor and Analyst Meeting l Barcelona New Assays Software Automation

Automation Project Is Approaching Market Launch in 2019 Scalable Solutions Designed With Built-in System Redundancies for Variable Workflows Track-based sample transport modifications with any CLSI-compliant track system Panther ARPanther AR Workcell A modified Panther designed to: Connect to a network of Panthers Connect to track transport system Includes waste drain, MTU capacity, other software & hardware Working prototypes set up in San Diego Panther AR is designed to interfaceUp to 16 Panthers 97 2018 Investor and Analyst Meeting l Barcelona

New Software Solutions to Simplify Customer Workflow The Panther Dashboard Will Allow Tracking and Monitoring of Crucial Activities @40 >60 >60 9:00PM c 0 Poseidon 98 I 2018 Investor and Analyst Meeting I Barcelona GRIFOLS P-101 Assay P-104 ii Apollo 40 40 Panther Dashboard8:10PM 4:55AMTBD TBD TBD EE February 27,2018 6:30PM 40 P l04 WASTE40 P-104 FLU I D 3 P-106 MAINTENANCE 3 P 105 CALIBRATOR 3 P 103 60 P-103 ProcessingP-102 Assay Processing 0c Athena120 wuu 90 7075 so3090 Assay Proce a ng 6:50PM20 10:30PM 906060 DE e4'!"M 70 30 PAAVO/HAV . - -Ares .. 55 Assay Process1ng P-106 P-103 Assay Processing 7:30PM6:v10' '" Artemis Zeus 70 ..

Committed to the Safety of Blood and Plasma Supply Working Continuously to Respond to Emerging Pathogen Threats Assay manufacturing 99 2018 Investor and Analyst Meeting l Barcelona In-house capabilities Willow Court facilities (San Diego, CA) New assay development Arboplex testing This assay is designed to simultaneously detect: Chikungunya, Zika and Dengue Emerging pathogens Demonstrated leadership responding to Zika and Babesia

Impact of Technology on Hospital Pharmacy Operations Management of Solids and Liquids Require Different Solutions 100 2018 Investor and Analyst Meeting l Barcelona Compounded IV Preparations • Highly manual (85-90%) • Paper-based documentation • Unacceptable error rate • High-risk preparations (intravenous) Oral Solids • Computerized prescription order entry • Automated dispensing • Inventory management systems software • Bar-coded medication administration

Delivering Value Through Technology, Automation & Connectivity Gri-fill® New 4.0 Delivers on Expectations of Technology Advancement 101 • Gri-fill® remains the only semi-automated compounder that maintains and documents sterility of compounded preparations • Improved speed with additional, second peristaltic pump • Newly redesigned with technology enhancements: • IoT / Connectivity with wifi and bluetooth • Integrates with hospital IT and EMRs • Enhanced touch screen and improved user interface 2018 Investor and Analyst Meeting l Barcelona

Advances in Fully KIRQ® Oncology Automated Compounding Devices Kiro GRIFOLS GRIFOLS 102 1 2018 Investor and Analyst Meeting I Barcelona GRIFOLS

Impact of MedKeeper Technology on Hospital Pharmacy Operations 103 2018 Investor and Analyst Meeting l Barcelona

Closing Comments Delivering Consistent Growth Lafmin Morgan Chief Commercial Officer

Key Takeaways Delivering Consistent Growth 105 Leadership Grifols leads its market segments • Global leader in plasma proteins • Global leader in NAT technology • A global leader in transfusion medicine • Safety and quality continues to be a differentiating factor for Grifols products 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Delivering Consistent Growth 106 Growth Underlying demand continues to support growth • Grifols has made investments to support growth • Grifols is transforming the Hospital Division • Grifols’ growth accelerated significantly in 2017 • Sales volume in 2017 grew in all regions where Grifols operates 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Delivering Consistent Growth successfully deliver market growth 107 Opportunity Grifols is positioned for continued growth • Dedicated teams seeking to achieve the company’s mission • Focus on diagnosis, treatment and geographic expansion continues to • ONE GRIFOLS: Cross divisional collaboration and new products are increasingly a source of differentiation • Technology application is generating new avenues of growth 2018 Investor and Analyst Meeting l Barcelona

2018 Investor and Analyst Meeting Barcelona 7th and 8th June

Plasma Procurement Strategy Capacity Leadership in Plasma to Optimize Growth Peter Allen President and CEO, Grifols Plasma Operations

Capacity Agenda Leadership in Plasma to Optimize Growth 110 • Strong Performance and Business Improvements • Market Analysis • Plasma Procurement Strategy and Future Growth • Business Development: Connections and Innovation • Leveraging Technology to Drive Efficiencies • Key Takeaways 2018 Investor and Analyst Meeting l Barcelona

Progress to Date Main Achievements Lead to Strong Market Position 111 2018 Investor and Analyst Meeting l Barcelona

Grifols Plasma Procurement Is Strong and Well Positioned Capacity Leadership Drives Growth Opportunities 112 • 40 additional centers since 2015 • Network of 190 centers expands to approximately 325 by 2023 • Strategically expanded collections to EU • Enabled for strong self-sufficiency position • Continuous improvement on collection fundamentals • Excellence in logistics and lab testing; accuracy and throughput • Improving efficiencies through technology and programs 2018 Investor and Analyst Meeting l Barcelona

Double-Digit Collections Growth With Strong Performance

Capacity Leadership Drives Growth Opportunities

- U.S. collections have increased significantly driven by the operational efficiencies
- By promoting a fully integrated and balanced plasma procurement organization, Grifols is showing a sustainable growth in plasma collection
- Operational efficiency improvements include continuous upgrades of plasma centers and customer service to increase donor recruitment and loyalty
- Continued focus on quality performance



U.S. Grifols Plasma Collection Performance in Liters
Growth Quarter over PY quarter
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018

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Focus on Growth Over the Last 3 Years Is Generating Results Improving Collection Fundamentals 114 Optimize Equip. Turnover 2016Q1 2018 2018 Investor and Analyst Meeting l Barcelona +13% Opening Hours by Center +15% 2016Q1 2018 Average Liters per Grifols U.S. Existing Centers Index 100 = 2016 2016Q1 2018 Donor Frequency 2016Q1 2018 +8% Qualified Donor Flowtime 2016Q1 2018 -13%

Regulatory Inspections in 2017 Grifols’ High Standards Ensure Operational Efficiency and Sustainable Growth 2012 2013 2014 2015 2016 2017 115 100 80 60 40 20 0 1. More than 90% of FDA inspections resulted in 0 observations 2. Suspension, revocation or loss of any license or certification; warning letter; imposed suspension of any regulated activity, etc. 3. State environmental agencies, OSHA, ex-US/EU Agencies 4. Number of FDA inspections with “0 issues (Form-483) 2018 Investor and Analyst Meeting l Barcelona A proven track record: no administrative actions or other regulatory issues promote cost savings across the value chain Close to 100% of FDA inspections with “0” observations(4) Agency Inspection Days Admin Actions(2) FDA(1) 265 0 EU 222 0 COLA/CLIA 108 0 PPTA 60 0 Other(3) 48 0 TOTAL 703 0

Systems Deployment Completed

In Place in 100% Centers

Grifols' Donor Payment and Fundraising System

- Eliminates manual cash management at centers
- Near real-time financial transactions
- Improves financial controls
- Multi-cash card system reduces risk and dependency on a single banking solution provider
- Incorporates fundraising capability for donors community contribution and engagement


VISA

1. FTE= Full time equivalent employee

Biometrics Donor Health History Solution with Next Gen

- Eliminates donor manual wristbands efficiency saving of 1 FTE[1] per center
- Biometric donor fingerprint capture for enhanced donor experience and safety
- Implements PPTA questionnaire Plasma Protein Therapeutics Association standard
- Electronic display of guidance image resources to donors


View Question Resources
Heart & Lung Diseases


Thumbs up!
GRIFOLS

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GRIFOLS

Increase in Organizational Collected Plasma Available Efficiency Drives Significant Productivity Gains 117 Plasma rejected and downgraded1 • Decrease of c.-38% of unsuitable plasma post collection by reducing testing turnaround time to less than 72 hours through Grifols NAT platform and investments in equipment and facilities • Focus on process improvement, training and education of staff and donors • Continuous improvements by monitoring of KPIs • Quality program in place to attain further reductions in 2018-2019 Index 100 = 2012 2012Q1 2018 1. Plasma available for further fractionation but with some markets restrictions 2018 Investor and Analyst Meeting l Barcelona -38% Evolution of Rejected Plasma

Plasma Procurement Strategy Expansion, Diversification and Key Improvements for Upcoming Years 118 2018 Investor and Analyst Meeting l Barcelona

Plasma Procurement Strategy: Expansion and Diversification Capacity Leadership in Plasma to Optimize Growth Opportunities 271 119 325 288 2018 FC2019 FC201520172019FC2021FC2023FC Plan June 2017Plan June 2018Grifols U.S. centersTo be acquired from 3rd partiesLocation TBDGrifols EU centers 2018 Investor and Analyst Meeting l Barcelona 271 230 230 194 19032 48 37 240 240 198 160 190 160 41 48 Growth Above the Plan Grifols U.S. & EU Donor Centers

Plasma Procurement Strategy: Expansion and Diversification EU Plasma Collection Growth 120 • HAEMA is a German company acquired by Grifols in 2018 with +1,000 employees • HAEMA currently operates 35 donor centers in 9 different German states and a laboratory for testing plasma and blood control. 3 donor centers under construction • In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%) • Grifols plans to open 10 new centers in Europe 2018 Investor and Analyst Meeting l Barcelona

Plasma Procurement Strategy: Expansion and Diversification Grifols Plasma Donor Centers: Presence and Opportunities Ahead .4 • .. ... ..-" ... - .. . .-. ·. :· .. . . .. z'• I ':' 121 I 2018 Investor and Analyst Meeting I Barcelona GRIFOLS ... . •,·...'I · \.• . •'... + Q Grifols' strong presence

Plasma Procurement Strategy Focus on Grifols’ Competitive Advantage • Continuous quality assurance best practices 122 Growth • Acceleration in growth of plasma centersx2 •  Number of donor centers •  EU plasma supply; diversifying supply • Expand business development capabilities Operational efficiencies • Standardizing processes Index 100 = 2016 20162023FC • Leverage current and new technologies 2018 Investor and Analyst Meeting l Barcelona Grifols Plasma Collections

Plasma Procurement Strategy Self-Sufficiency1 Expanding Plasma Capacity While Working Toward 123 20172019FC2021FC2023FC20172019FC2021FC2023FC Grifols collections3rd partyGrifols collections3rd party 1. As % of total liters of fractionated plasma 2. Anti-Hepatitis B, Anti-D, Anti-Tetanus and Anti-Rabies programs 2018 Investor and Analyst Meeting l Barcelona 36% 29% 21% 9% 91% 79% 71% 64% 15% 6% 5% 96% 94% 95% 85% Regular Source Plasma Leadership on Hyperimmune Plasma2

Plasma Testing Laboratories: Capabilities and Efficiency Focus on Optimizing Costs While Maintaining High Operational Integrity 124 Laboratory processes are designed for controlled high-volume testing • Combined testing capacity in the future with planned expansions and IBBI acquisition: o Up to 20 million annual donations o More than 168 million reported test results • Excellent testing turnaround time to fewer than 72 hours 2018 Investor and Analyst Meeting l Barcelona

Market Analysis, Challenges & Opportunities Plasma Supply Tightness 125 2018 Investor and Analyst Meeting l Barcelona

U.S. Plasma Market Plasma Collection Growth1 collected c.35 million liters by the end of 2017 25 500 126 • Plasma collection has continued to be a large, growing industry year-on-year (Million liters)(# of centers) • In 2017, the U.S. plasma market has40700 35650 • The number of donor centers reached 67130600 550 • Increasing collections and recruiting20 qualified staff are main challenges15 10450 5400 0350 20132014201520162017 Million Liter# of Centers 1 Source: PPTA - The Plasma Protein Therapeutics Association data Plasma figures corresponds to plasma from plasmapheresis 2018 Investor and Analyst Meeting l Barcelona CAGR +9.8% 671 601 530 478 427 U.S. Plasma Collection Growth

EU Plasma Market Plasma Collection Growth1 by the end of 2017 1.5 qualified staff are main challenges 127 • In 2017, the EU plasma market has collected c.2.5 million liters (Germany 1.7, Austria 0.5 and Czech Rep & Hungary 0.3(Million liters)(# of centers) million liters)3.0150 • The number of donor centers reached 1072.5 2.0100 • Increasing collections and recruiting • Main players, Haema, Octapharma, CSL,1.050 Biotest, TMD and KedPlasma0.5 0.00 20132014201520162017 Million Liter# of Centers 1 Source: PPTA EPCC - The Plasma Protein Therapeutics Association data Plasma figures corresponds to plasma from plasmapheresis 2018 Investor and Analyst Meeting l Barcelona CAGR 103 90 93 107 84 +2.9 % EU Plasma Collection Growth

Plasma Procurement Strategy Expanding Plasma Capacity U.S. supply EU supply 128 Opportunities for improved efficiencies • Improvement in operating efficiencies in U.S. • Diversification to EU plasma supply provides efficiencies and optimization of cost per liter due to better operational cost and savings on ocean freights 20172022FC 2018 Investor and Analyst Meeting l Barcelona 10% 99% 90% Grifols Plasma Supply

Plasma Cost Management Continuous Improvement of the Entire Value Chain to Promote Cost Containment • Management of U.S. labor market Donor compensation Other operating further promote cost savings 129 • Planned volume growth drives fixed cost leverage • Maintain donor commitment compensation consistent with market Direct labor consistent with the industrycommitment • Process improvements and automations to costs 2018 Investor and Analyst Meeting l Barcelona Plasma Cost Structure

Plasma Cost Management

Continuous Improvement of the Entire Value Chain to Promote Cost Containment

- During 2015-2017 period, almost 40 new centers opened and integrated in the ramp-up process
- Focus on opening centers and volume growth
- Impact of new donor centers, donor commitment compensation and direct labor were the main drivers for the CPL increase over this period
- Demand growth lead to tightness in plasma supply

U.S. Plasma Cost Evolution



Continuous improvement opportunity
Index 100 = 2013
2013
2015
2017
CPL
CPL adjusted 1

1. CPL Adjusted is not considering Donor Commitment Compensation, Direct Labor and New Donor Centers Impact

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GRIFOLS

Business New Donor Strategies Development: Connections Recruitment and Customer Service 131 2018 Investor and Analyst Meeting l Barcelona

Donor-Centric Strategy Enhance Donor Experience to Increase Productivity 132 Commitment • All donors are heroes Donors come to Grifols with a purpose: to fulfill a financial need; help others; or take part in something greater than themselves. We celebrate all donors! Compensation • All donations are created equal Grifols compensates all donors for their substantial commitment of personal time. Competitors base their compensation on weight Loyalty • Personalized experience drives loyalty Innovative appointments program. Cadenced messages through CRM technology enhance connection; donor focus in center fosters family atmosphere 2018 Investor and Analyst Meeting l Barcelona

Loyalty Appointment Technology Differentiates Grifols’ Donor Experience 133 2018 Investor and Analyst Meeting l Barcelona Improvement of Automated Customer Relationship Management (CRM) Tool • Direct to donors • Robust content builds iteratively • Real time messaging • Personalized messages - call-to-action; Donation frequency increased. • Analytics illuminate opportunity areas Launch of First-of-Its-Kind Plasma Donor Appointment Program • Customized web and mobile-enabled • Launched in select centers nationwide • Schedule algorithm tailored for each center • Donor choice balances workload • Reduce processing times - donor loyalty • Team scheduling predictability

Engagement with the Community Expanded Community Outreach With More Than 1,000 Events 134 Q4 Regional Community Outreach Engagement Q1 Regional Community Outreach Engagement 2018 Investor and Analyst Meeting l Barcelona

Build Learning Culture for Process Efficiency & Customer Service Building Competitive Advantage Through Highly Skilled, Motivated and Engaged Staff 135 Center Leadership Development Program • 6-month skills enhancement and development • Shared learning and instruction experience • Focus on donor and employee engagement Accreditation • Submitted; Institute for Credentialing Excellence (ICE) • Program is substantially robust • Aligned with global initiatives 2018 Investor and Analyst Meeting l Barcelona The value of the education program lead industry players to participate in these education activities

Business Development: Innovation Process and Technology Improvements 136 2018 Investor and Analyst Meeting l Barcelona

Plasma Productivity Journey Journey Status - ON TRACK  Strategic Technology Office 137 Journey achievements • Core Systems identification and big picture comparison completed • Plasma technology plan defined in alignment with 4 goals • Strategic technology office established • Business Process Management (BPM) tool selected: • Piloting: Two BPM solutions created oDonor Flow Tracking oChange Control Management 2017 2018 Next Steps Piloting Initiate Plasma Critical Process Transformation through BPM  Strategic Roadmap  Initiatives selection  Business Process Mgt. (BPM) Tool Selection  Productivity Metrics 2018 Investor and Analyst Meeting l Barcelona Plasma Productivity Journey

Enabling Plasma Data Flow Management in Real Time Trial of BPM Enables Actionable Data and Empowers Staff management 138 Objective: BPM tool to manage process flows in real time. Enable actionable intelligent data for staff to take immediate action and accelerate results for high productivity • Data management improvement • Operations Intelligence improvement • Optimize business rules and decision • Workforce mobility • Donor and staff engagement. Routine manual workflow automation 2018 Investor and Analyst Meeting l Barcelona Process Stage Model Solution Overview

Collection Devices Upgrade

Improved Donation and Quality Performance

Replace current Plasmapheresis Devices to newer technologies available from Fresenius Kabi and Haemonetics

- The NexSys PCS[1] and Aurora Xi have improved quality and compliance with automated procedure when connected to BECS[2] system
- Faster procedure time and paperless donations
- Intelligent reporting and process optimization when using connected to BECS
- Improved donor comfort and safety
- Reduced machine downtime, improved usability, configurability, reliability and serviceability


NexSys PCS



FRESENIUS KABI


Donor Parameters
Procedure Record
BECS
Procedure Setup
Procedure Data
DXT
Dashboards
End User



1. PCS; Plasma Collection System, a Haemonetics apheresis device
2. BECS; Blood Establishment Computer Software

139 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Core BECS Systems Rationalization Drive Towards One Core System 140 Define and implement BECS Standard • Defined as the Core BECS system that provides higher contribution and alignment with long-term plasma strategic goals and performance • Drive down cost per collection by rationalizing and focusing in one Core BECS System • Ensure quality management and compliance • Rationalize support, maintenance and integration efforts • Reduce complexity and promote seamless staffing flows among centers 2018 Investor and Analyst Meeting l Barcelona Grifols / Haemonetics / MAK-System

Key Takeaways 141 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Capacity Leadership to Optimize Growth 142 FOCUS ON SOURCING AND DIVERSIFICATION • Grifols is committed to maintaining its leadership through a sustainable growth in plasma collection by promoting a fully integrated plasma procurement organization • Grifols is investing in new centers to continue the acceleration plan to reach approximately 325 by 2023 • U.S. collections increasing by double digits, driven by enhanced operational efficiencies • EU plasma collections access key to diversify plasma supply • Competitive advantage: building long-term inventory for business opportunities FOCUS ON EFFICIENCIES • U.S. plasma procurement continuous improvement combined with EU plasma synergies will drive efficiencies • Operational efficiency improvements include continuous upgrades of plasma centers and customer service to increase donor recruitment and loyalty • Excellent testing turnaround times and flexibility in testing laboratories • Delivery of high-impact educational and professional opportunities for employees 2018 Investor and Analyst Meeting l Barcelona

Bioscience Manufacturing Capacity Leadership in Manufacturing Operations to Optimize Growth Eduardo Herrero President, Bioscience Industrial Group

Bioscience Manufacturing Operations

Global Footprint

1.2+ m²
million
of plot area



4
Manufacturing sites

USD 700+
million
In CAPEX investments in last 5 years

225+
Plasma collection centers across Europe and U.S.

13,000+
Staff in Bioscience operations

3,500+
Employees in manufacturing sites

450+
R&D employees

9,000+
Employees in plasma operations sites

State-of-the-Art Manufacturing Sites


Dublin
Los Angeles, CA
Clayton, NC
Barcelona

144 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Bioscience Manufacturing Operations Key Priorities 145 2018 Investor and Analyst Meeting l Barcelona Efficiencies • Process improvements evolution • Manufacturing cost per liter • Quality and safety driven • Main achievements Capacities • Fractionation capacity • Key purification capacities • Fibrin sealant capacity • Investing in growth

Bioscience Manufacturing Capacities 146 2018 Investor and Analyst Meeting l Barcelona

Fractionation Capacity Capacity Leadership in Manufacturing to Optimize Growth Opportunities advance of where, when, and for 147 • Given the long time to execute, validate and obtain approvals, it is(Million liters) key taking the right decision in19.0 how much capacity a facility is built • Target fractionation capacity is plan to be achieved in 2022 201120182023 BarcelonaLos AngelesClayton 2018 Investor and Analyst Meeting l Barcelona 14.8 11.6 8.0 7.4 3.7 2.4 2.4 5.0 5.0 2.2 2.1 Fractionation Capacity per Year

New Fractionation Building (NFB) Project at Clayton (NC) Engineered for Maximum Efficiency and Flexibility 148 • Fractionation capacity: 6m eq/L plasma/year • Two parallel plasma pooling and fractionation lines • CAPEX: USD 90M Interiors constr.Validation 201720182019202020212022 Shell constructionStart-upApproval 2018 Investor and Analyst Meeting l Barcelona

Albumin Purification Capacity Supporting Demand Growth 2011 2018 2023 149 • Protein purification capacity Purification/Fractionation Capacity per Year decisions aligned to fractionation(Million liters) capacity • Los Angeles and Dublin facilities, along with manufacturing process improvements, are growth drivers of albumin purification capacity • Product differentiation ensures up to 7 million liters in flexible containers • Albumin fractionation ratio toAlbumin purification capacityGlobal fractionation capacity increase over 100%Albumin fractionation ratio 2018 Investor and Analyst Meeting l Barcelona 24.8 19.0 15.1 14.8 8.0 6.0 75% 102% 131%

New Albumin Purification and Filling Facility in Dublin

Albumin in Flexible Containers: State-of-the-Art Facility for Global Supply







- Purification and filling plant for **6m eqLplasma/year of albumin**
- CAPEX: USD 85m
- 4 sterile filling lines for albumin in bags
- Implementation of **continuous online process,** from bag forming to pasteurization and sterilization, **to enhance production efficiency**


Interiors constr.
Validation
2017
2018
2019
2020
2021
Shell construction
Start-up
Approval

150 | 2018 Investor and Analyst Meeting I Barcelona
GRIFOLS

Immunoglobulin Purification Capacity Supporting Demand Growth 2011 2018 2023 151 • Protein purification capacity Purification/Fractionation Capacity per Year decisions are aligned with(Million liters) fractionation capacity • Los Angeles and Clayton plants and continuous improvement serve as growth drivers of immunoglobulin purification capacity • Immunoglobulin fractionation ratio to increase over 100% Immunoglobulin purification capacityGlobal fractionation capacity Immunoglobulin fractionation ratio 2018 Investor and Analyst Meeting l Barcelona 20.1 19.0 14.8 11.8 8.9 8.0 112% 79% 106%

New IG Purification and Filling Facility at Clayton First-in-Class Facility for the Next Generation of IGs 152 • World’s first facility for IGs in flexible containers • Purification and Filling Plant for 6m eq.L plasma/year IG •Subcutaneous •Intravenous •Intramuscular • CAPEX: USD 120m Interiors constr.Validation 201720182019202020212022 Shell constructionStart-upApproval 2018 Investor and Analyst Meeting l Barcelona

Factor VIII Purification Capacity Supporting Demand Growth 153 • Protein purification capacity Purification/Fractionation Capacity per Year decisions aligned with fractionation(Million liters) capacity • Clayton plant not significant investments in room upgrades together with Barcelona and Los Angeles process improvements are the drivers of the Factor VIII purification capacity growth 201120182023 FVIII purification capacityGlobal fractionation capacity FVIII fractionation ratio 2018 Investor and Analyst Meeting l Barcelona 19.0 14.8 13.5 10.2 8.0 7.1 89% 69% 71%

Factor VIII Purification Facilities in Clayton Upgraded Processing Rooms and Repurposed Flows and Equipment 154 2018 Investor and Analyst Meeting l Barcelona Non-VC (Zone 1) Area for Alphanate® in B300, Rooms 3012 & 3013 VC (Zone 2) Area for Alphanate® in B300, Room 3922

Alpha-1 Purification Capacity Aligned With Fractionation Capacity 155 • Protein purification capacity Purification/Fractionation Capacity per Year decisions aligned with fractionation(Million liters) capacity • Barcelona plant is the main growth driver of alpha-1 purification capacity 201120182023 Alpha-1 purification capacityGlobal fractionation capacity Alpha-1 fractionation ratio 2018 Investor and Analyst Meeting l Barcelona 19.0 14.8 12.2 8.0 6.6 3.5 35% 44% 59%

Alpha-1 Purification and Filling Facility in Barcelona

New Plant Provides Capacities for Alpha-1 Growth



- Purification and filling plant for **4.3m eqLplasma/year of Prolastin®-C**
- New formulation for **Prolastin®-C Liquid**
- GSF® proprietary technology for aseptic filling operations
- CAPEX: USD 65m
- 80,000 square feet on 3 levels


Inter. constr.
Validation
CL exec
2014
2015
2016
2017
2018
Shell cons.
Start-up
Approval of new formulation
Prolastin®-C Liquid

156 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Fibrin Sealant Manufacturing Capacity Supporting Demand Growth Next 5 Years 157 • Fibrin sealant manufacturing Manufacturing Capacity of Thousands of Kits Over capacity fully covered by fractionation capacity • Barcelona plant as the driver of the fibrin sealant manufacturing process 20182023 2018 Investor and Analyst Meeting l Barcelona +9,000 1,100

Fibrinogen/Thrombin Purification and Filling Facility in Barcelona Complete Upgrade to Increase Fibrin Sealant Presentations 158 • Capacity 1.7MM units per year • Syringes of 2, 4, 6 and 10 ml formats • New final product sterilization, packaging and warehousing areas • Automated warehouse -30ºC for 700 pallets • CAPEX: EUR 27m 201720182019 RemodelStart-upApprov 2018 Investor and Analyst Meeting l Barcelona

Investing in Growth Barcelona, + 49,000m2, +109°/o of Land Expansion GRIFOLS 159 1 2018 Investor and Analyst Meeting I Barcelona 44,501m2 Plot of land acquisition

Investing in Growth + 1.9 km2 , 200°/o North Carolina, of Land Expansion 160 I 2018 Investor and Analyst Meeting I Barcelona GRIFOLS 0.94 km2 Plot of land acquisition

Bioscience Manufacturing Efficiencies 161 2018 Investor and Analyst Meeting l Barcelona

Continuous Process Improvements Evolution (I) Increasing Performance in Key Proteins 162 3.9%8.6% 201120182023201120182023 2018 Investor and Analyst Meeting l Barcelona Focus on Gamunex® translates to increases in overall immunoglobulin performance Improving albumin performance through manufacturing process homogenization across plants IVIG Yield Albumin Yield

Continuous Process Improvements Evolution (II) Increasing Performance in Key Proteins 163 18.1%28.6% 201120182023201120182023 2018 Investor and Analyst Meeting l Barcelona Factor VIII performance grows thanks to process improvements and Clayton facility efficiencies Strong increase in Alpha-1 performance through high Prolastin®-C Alpha-1 Yield Factor VIII Yield

Manufacturing Cost per Liter Leveraging Capacity Expansion 164 • Manufacturing cost per liter1 benefits from efficiencies over time and is able to absorb the annual cost of living • Impact of new plants is leveraged by automation and process1.6x improvements 0.99x 20112018 Manufacturing cost per literGlobal Throughput 1.-Manufacturing cost per liter does not include amortizations and depreciations 2018 Investor and Analyst Meeting l Barcelona U.S. Dollar per Liter

Quality, Safety & Reliable Supply are Key Drivers of Sustainable Growth A Core Value for Grifols 165 Vertical integration Ensure safety and quality throughout the process External quality certifications PPTA IQPP for Source Plasma and QSEAL for manufacturing plants 2018 Investor and Analyst Meeting l Barcelona Regulatory compliance as a top priority None of Grifols sites involved in the plasma supply chain has received a warning letter, license suspension or revocation Quality management system Effective quality management system through all the organization from plasma collection centers to manufacturing facilities Robust supplier qualification program Ensure any raw material follows a strict qualification process A strict in-process control framework Continuously monitoring the process, assessing KPIs, as well as GMP compliance status, deviations and CAPA

Quality, Safety & Reliable Supply are Key Drivers of Sustainable Growth A Core Value for Grifols 166 Regulatory Inspections 2016 - 1Q 2018 by Site 2018 by Entity *Taiwan FDA, Health Canada OSE, CFDI Chinese FDA , MoH of Rep. Kazakhstan, ANVISA Brazil, South Korea MFDS, PPTA… 2018 Investor and Analyst Meeting l Barcelona 3 1117 USASpainIreland Regulatory Inspections 2016 - 1Q 9 16 6 EMAUS FDAOthers* More than 30 inspections without critical observations

Recent Regulatory Achievements

Progress on Track

2017 to Present	Ongoing
FDA manufacturing approvals • Filling line 3 (Albumin 20ml) • Filling line 5 (Prolastin®-C) • Approval to produce Gamunex® LA with II+III from Clayton • Approval of Gamunex® 2nd train in LA **Product approvals** • Alpha-1 Liquid (FDA) • Fibrin sealant (FDA and EMA) • Rabies-C and GamaSTAN®-C (FDA)	• License submission of Prolastin® of European plasma for contract fractionation • License submission of Fraction IV_1 paste from Clayton for Prolastin®-C in BCN • 20% SCIG • Alphanate® new method in Clayton • Albumin in bags

167 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Key Takeaways 168 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Capacity Leadership to Optimize Growth 169 Manufacturing Capacities • Global fractionation capacity to grow up to 19 million liters • Key proteins purification and filling capacities growing aligned with global fractionation capacity • Supporting future expansion by investing in land acquisitions, which will triple current surface • An integrated supply chain that has become a competitive advantage • Manufacturing reliability: stable product global supply Manufacturing Efficiencies • Continuous improvements in manufacturing performance translates to yields increase and manufacturing cost per liter containment • Constant upgrades ensures state-of-the-art manufacturing operations • U.S. and EU plants are able to work as alternate manufacturers among them • Quality and safety are core values for Grifols to ensure sustainable growth and reliable supply 2018 Investor and Analyst Meeting l Barcelona

Diagnostic Industrial Supporting Sustainable and Profitable Growth Oriol Duñach President, Diagnostic Industrial Group

Investing in Equipment and Facilities 171 2018 Investor and Analyst Meeting l Barcelona

NAT Business: Capturing the Value of Vertical Integration Remodeling and New Facilities Investments 172 2018 Investor and Analyst Meeting l Barcelona San Diego, CA - Willow Court facilitesArea: 41,900 sq ft

NAT Business: Capturing the Value of Vertical Integration Remodeling and New Facilities Investments 173 2018 Investor and Analyst Meeting l Barcelona 10808 10804 10895

NAT Business: Capturing the Value of Vertical Integration Remodeling and New Facilities Investments 174 New freezer in building 10808: • Temperature: -20Cº • 268 pallet positions • 3 levels • 1 anteroom of 5Cº New warehouse in building 10808: • Controlled temperature: 16-30Cº • 300 pallet positions • 3 levels 2018 Investor and Analyst Meeting l Barcelona

NAT Business: Capturing the Value of Vertical Integration Remodeling and New Facilities Investments 175 New building 10804: • Ground floor: Q.C. and R&D labs (new R&D projects) • 1st floor: offices Acquisition of a new building 10895: • 78,500 sq. ft approx. • Template positive manufacturing (NAT related) • Future expansion for IH manufacturing • Warehouse space 2018 Investor and Analyst Meeting l Barcelona

Immunohematology Business: Investing to Support Growth Key Growth Driver of Diagnostic Division 176 New fully automated machine for red cells manufacturing, with a nominal capacity of 3.5M vials/year to support business growth 5th manufacturing line; Barcelona 25% increase in gel cards manufacturing capacity to underpin future growth Automated red cells filling machine; Barcelona 2018 Investor and Analyst Meeting l Barcelona

Hemostasis Business: Investing to Support Growth Beckman Coulter Partnership to Drive Hemostasis Growth 177 New freeze-dryer with capacity of 1.5m vials/year Capacity to manufacture up to 30 different hemostasis reagents New freeze-dryer; Barcelona 2018 Investor and Analyst Meeting l Barcelona

Blood Bag Business: New Manufacturing Plant in Brazil

Local Manufacturing Presence to Directly Serve the LATAM Market

Curitiba, Brazil

- Total: 5,525 m^2
- Lot size: 15,176m^2
- Warehouse capacity: 1,270 pallets
- Initial manufacturing capacity: 8m units
- Possibility to duplicate capacity
- ANVISA inspection: 2Q 2018
- First commercial lots: 1Q 2019


GRIFOLS

178 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Regulatory Approvals 179 2018 Investor and Analyst Meeting l Barcelona

Genotyping Business FDA Regulatory Processes on Track 180 2018 Investor and Analyst Meeting l Barcelona Grifols Progenika, Bilbao • The company has obtained FDA approval for the genetic test for Alpha-1 deficiency • The company successfully passed FDA plant inspection for ID Core XT manufacture, a key product in the blood genotyping IH portfolio

Antigens for Immunoassays Ongoing Regulatory Submissions 181 2018 Investor and Analyst Meeting l Barcelona Emeryville, California • Already submitted to FDA: • HCR43 • HB Core • To be submitted in 2018: • C100 • NS5 • C22 • C200

2018 Clinical Trials to Support Future Regulatory Submissions 182 based 2018 Investor and Analyst Meeting l Barcelona U.S. CE China Immuno Hematology • Eflexis • 2 New Gel Cards • New Quality Control (2 tubes) • New Gel Card Reader • XT Quality Control for molecular testing • Eflexis • 2 New Cards • New Gel Card Reader Hemostasis • Instruments (Qsmart, JustQ, Qexpert) • All Reagents • New Reagents: • DG Latex VWF: Ag • DG APTT silica NAT • Zika Organ and Tissue Transplant • Babesia (Pooling) • UE (Pool of 96 samples)

Key Takeaways Supporting Sustainable and Profitable Growth 183 • Continuous investments in core businesses in order to increase capacity • Significant facilities investments in acquired NAT manufacturing and research activities in San Diego • Sustained regulatory effort in genetic tests, new Emeryville antigens factory (Horizon Project), hemostasis products, immunohematology and NAT all support commercial opportunities for Grifols 2018 Investor and Analyst Meeting l Barcelona

2018 Investor and Analyst Meeting Barcelona 7th and 8th June

Innovation Driving Sustainable and Profitable Growth Through Strategic Innovation David Bell Chief Innovation Officer

Grifols Innovation Sites Global Footprint Research Triangle Zaragoza LA and San Bioscience and Hospital Bioscience 186 Approximately 1,000 Grifols employees are involved in R&D Over 100 additional researchers help drive Grifols’ innovation strategy from within partnerships and investments coordinated through GIANT, headquartered in Ireland Düdingen Diagnostic Emeryville,Barcelona, Bilbao and Diego, CAPark, NCBioscience, Diagnostic and Diagnostic Denver, CO Hospital 2018 Investor and Analyst Meeting l Barcelona

Sourcing Innovation Through Internal Capabilities, Ventures External Investment and Collaborative Collaborations, + 187 Innovation sourcing Internal capabilities External investments and Acquisitions • Multi-level, cross-functional evaluation of existing and emerging technologies • Identification of strategically aligned opportunities • Management alignment on strategy and risk • Collaborative, multi-disciplinary approach • Evaluation basis: – Strategic fit – Therapeutic need – Value potential/return • Entering the digital age of healthcare An open approach to identify, review, analyze and implement new opportunities 2018 Investor and Analyst Meeting l Barcelona

Grifols’ Strategic Innovation Approach to Growth Is Built on Sustainable 188 Our Innovation Strategy Executing a portfolio and pipeline that supports the core businesses Investing in cutting edge and breakthrough approaches and platforms • Enhance the scope and propriety use of albumin • Molecular diagnosis • New platforms for immune deficiencies, infectious diseases and other diseases/syndromes • Novel ways of drug delivery - strategies to identify, deliver and monitor therapeutically sufficient dosing Building internal R+D competencies to successfully compete tomorrow 2018 Investor and Analyst Meeting l Barcelona

An Integrated Innovation Approach

A Strategy That Transcends Internal Resources: Grifols Innovation Office

INTEGRATED STRATEGY

INTERNAL R+D+I

BIOSCIENCE DIVISION

New proteins and indications

- Discovery of novel proteins with therapeutic uses and new indications for existing proteins

Production methods

- Improvements and innovations to increase efficiency

DIAGNOSTIC DIVISION

Instruments and reagents

- New reagents and analyzers for transfusion medicine and specialized diagnostics

Systems and technologies

- New systems and technologies that contribute to blood and plasma safety

HOSPITAL DIVISION

Hospital focus

- Innovative solutions that help ensure hospital quality, safety and efficiency

EXTERNAL R+D+I

NEW RESEARCH FIELDS

GIANT Investments

- Araclon
- Alkahest
- Aradigm
- Singulex
- Albajuna Therapeutics
- GigaGen

GRIFOLS ENGINEERING

GRIFOLS INNOVATION OFFICE

189 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

A Solid Commitment to an Integrated R+D+I Approach excep 190 (E40U0R8% 3507% 3002746% 2505% 2004% 1503% 1002% 501% 00% 2014201520162017 Internal R+D+IExternal R+D+I% R+D+I on NR 2018 Investor and Analyst Meeting l Barcelona in millions7.3%7.2% t for %)7.0% 5.9%295311 56 77 199 56 255 218 218 30 169

Update on Internal R&D Projects

Recent Achievements

New Licenses Granted

- Liquid Alpha-1
- Fibrin Sealant
- Thrombin
- Rabies Hyperimmune - new formulation
- GamaSTAN® - new formulation
- Saline solution (new U.S. license granted)
- Alpha-1 genetic diagnostic test
- Product, automation and clinical testing services (5 new FDA licenses in 2018)

Expected Licenses (Short Term)

- Albumin in bags (expected in 2019)
- SCIG (expected in 2019)
- Low volume highly concentrated pdFVIII (expected in 2020)
- IVIG for Myasthenia Gravis - crisis (expected in 2020)
- Product, automation and clinical testing services (5 more FDA licenses expected in 2018)

191 | 2018 Investor and Analyst Meeting | Barcelona

GRIFOLS

A Solid Commitment to Collaborative Research a novel technology Molecular 192 Albajuna Therapeutics Singulex Development of a new treatment strategy based on antibodies with great potential to neutralize HIV Development of ultrasensitive SMC™ (Simple Counting) applicable to clinical diagnostic and transfusional fields 2018 Investor and Analyst Meeting l Barcelona GigaGen Specialized in the development of novel innovative monoclonal and polyclonal antibody therapies Aradigm Development and marketing of inhaled pharmaceuticals for the treatment and prevention of severe respiratory diseases. Araclon Research, treatment development and diagnostic tests for Alzheimer’s disease and other neurodegenerativ e diseases Alkahest Research on age-related cognitive deterioration related to plasma proteins

The Human Proteome: Plasma Holds the Key to Disease Treatment 193 Emerging Technologies Based on Proven Platforms Bioscience Diagnostic Hospital Plasma reaches each and every organ; and each and every cell Protein based treatment - plasma based and novel therapies (augmentation, inhibition and removal) A key to new therapeutics 2018 Investor and Analyst Meeting l Barcelona

Bioscience | Diagnostic | Hospital

Next Generation Diagnostic Testing Solutions

A Comprehensive Approach to Each Business Line



TRANSFUSION MEDICINE

Retain BDS Market Leadership
Grow Immunohematology

- Menu expansion and high multiplexing assays
- Lab automation and software solutions
- Value-added services for blood donor centers
- Immunoassay serology testing
- Adjacent synergistic product offerings



CLINICAL DIAGNOSTICS

Strengthen Hemostasis
Explore Specialty Diagnostic

- Hemostasis: menu expansion and instrumentation
- Leverage expertise in medical diagnostic, infectious disease and antigen production to explore clinical diagnostic opportunities



IMMUNO BUSINESS

- Expand recombinant protein development and production
- Grifols existing business
- External partners



INVEST IN DISRUPTIVE TECHNOLOGIES

- Next generation sequencing
- Proteomics
- Point-of-care or near-patient instrumentation

194 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

The Hospital Pharmacy Increasing Efficiency & Economics of the Hospital Pharmacy through Quality & Safety 195 Sterile IV Solutions • Needle-free bags for improved safety Pharmatech • IV workflow software that captures and digitizes data from connected devices on compounded IV preparations for analysis and actionable insights • Robotics for automation in compounding for enhanced accuracy, safety and efficiency • Closed System Transfer Devices that are compatible with oncology robots • Smart pumps as connected devices to improve safety in administration • Technology for precise identification of contents of IV solutions prior to final administration • Automated eye tracking that will reduce contamination by enabling touchless data entry 2018 Investor and Analyst Meeting l Barcelona Bioscience Hospital Diagnostic

Convergence of Science, Business and Society Common Sense Solutions to Complex Challenges 196 TOTAL DISEASE MANAGEMENT TOWARD A PERSONALIZED MEDICAL EXPERIENCE • From earlier diagnoses of the onset of disease through new approaches to diagnostic testing and predictive analysis • To developing therapies with plasma based proteins and their recombinant analogs o Delivered in novel ways to ensure bioactivity where it is actually required • To monitoring the effect of treatment: identifying optimal dosing regimens • To providing support and education to patients and their caregivers Combining Grifols’ core competencies across divisions to deliver a new level of comprehensive care 2018 Investor and Analyst Meeting l Barcelona

Progenika Alpha-1 Genetic Test and Driving Sustainable and Profitable Growth Using Capabilities in Diagnostic Antonio Martínez CEO, Progenika Biopharma Singulex Core

Progenika: A Grifols Company An Integrated Innovation Strategy 198 • Founded in 2000 by a group of university and biotech-company researchers • Leader in selected niches as transfusion medicine, cardiovascular and drug monitoring • Located in Bizkaia (Spain), focused in R&D and manufacturing of IVD products • Certified by EU, FDA, Health Canada, TGA (Australia), ANVISA (Brazil), SFDA (Saudi Arabia) and KFDA (Korea) • 74 employees (40% PhDs in molecular biology) 2018 Investor and Analyst Meeting l Barcelona

Progenika: A Grifols Company

Capabilities in DNA Genotyping and Multiplexing

BLOODchip ID

Reagents



IDCORE XT

Analyzes 29 polymorphisms to determine **37 antigens** of **RBC** groups. Rh CE, Kell, Kidd, Duffy, MNS, Diego, Dombrock, Colton, Cartwright and Lutheran



IDHPA XT

Analyzes **13 polymorphisms** to determine **12 HPA systems**



IDRHD XT

Analyzes **5 polymorphisms** to determine D antigen of **Rh blood group** and **1 polymorphism** to determine **HPA-1 system**

Software



BIDS XT
BLOODchip® ID software

Traceability tools LIS connectivity
Database for analysis

Progenika has broad expertise developing assays for the simultaneous detection of several DNA variants

199 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Genetic Diagnosis of Alpha-1 Deficiency Use of Core Capabilities in Diagnostic to Support Bioscience Growth 200 2018 Investor and Analyst Meeting l Barcelona

Alpha-1 Antitrypsin Deficiency

A Largely Undiagnosed Disease

- **Alpha-1 antitrypsin deficiency is a genetic disease** caused by mutations in the SERPINA1 gene
- Although alpha-1 antitrypsin deficiency is not a rare disease (prevalence of **1:2,000 to 1:10,000** in EU and US) it is **underdiagnosed**
- Diagnosis may take **an average of 8 years** following the onset of symptoms[1]
- Intravenous alpha-1 antitrypsin deficiency augmentation has been proven to be **safe and effective in COPD patients**
- Diagnosis can be done through several techniques (alpha-1 antitrypsin deficiency levels, phenotyping or molecular biology) but **all have important limitations**



Chromosome 14
14q32.1
Centromere
AAT gene
(q31-32.3)
Telomere
Promotor region
Transcription start site
Codifiyng region (exons 2-5)
Termination regiom
exon 1
exon 2
exon 3
exon 4
exon 5
intron 1
intron 2
intron 3
intron 4
intron 5
intron 6

Role of alpha-1 antitrypsin in human health and disease. F. de Serres & I. Blanco. Journal of Internal Medicine, 2014, 276: 311–335.

PROLASTIN® C
alpha$_1$-proteinase inhibitor (human)

1.- Greulich, T. et al Respir. Med. 2013

201 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Alpha-1 Antitrypsin Genetic Diagnosis

Grifols Developed a State-of-the-Art Test

- **Universal method** valid for worldwide population independently of geographical origin:
  - A1AT can detect the **14 most prevalent mutations** worldwide
  - Three sites - Lifeshare Blood Center (Louisiana, USA), University of Pavia (Pavia, Italy) and Progenika CLIA lab (San Marcos, U.S.) showed **100% correct calls in validation studies**
- **Validated for non invasive samples:**
  Samples can be saliva* or dry blood spot (DBS)
- **First genetic test** for A1AT diagnosis cleared by FDA and CE


A1AT
A1AT

Grifols is actively contributing to improve the diagnosis rate of alpha-1 antitrypsin deficiency for an accurate clinical management of these patients

** Only for CE mark*

202 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Alpha-1 Antitrypsin Genetic Diagnosis Development of a Complete Solution: Kit 203 1. IVD Kits to be Processed in Hospitals or Reference Laboratories Grifols supplies the kit and the laboratory runs the assay (i.e. Marburg University Hospital) 2018 Investor and Analyst Meeting l Barcelona

Alpha-1 Antitrypsin Genetic Diagnosis

Development of a Complete Solution: Service

2. Diagnostic Service through the Clinical Diagnostic Laboratory in Progenika

- Ⓐ Collection kit delivered at Dr. office
- Ⓑ Patient sample collected at Dr. office
- Ⓒ Kit containing sample shipped to Progenika
- Ⓓ A1AT genotyping test at Progenika
- Ⓔ Customer report delivered to physician

Web platform

Dry blood spot format


GRIFOLS

Buccal swab format



204 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Key Takeaways Use of Core Capabilities in Diagnostic to Support Bioscience Growth 205 • Grifols has developed the first genetic kit for the Alpha-1 antitrypsin deficiency approved by the FDA and CE • The test is universal and the assay has been validated for non-invasive samples: buccal swabs and DBS • Grifols is the only company that can offer a complete and worldwide solution for alpha-1 antitrypsin deficiency (kit and service) 2018 Investor and Analyst Meeting l Barcelona

Ultra-Sensitive Immunoassays in Screening Blood Investing in Next Generation Serologic Testing 206 2018 Investor and Analyst Meeting l Barcelona

Singulex Ultrasensitive SMC™ Technology Seeing the Invisible 207 • Company located in Alameda, CA • Singulex has developed SMCTM, Single Molecule Counting, a disruptive technology for protein identification and quantitation • Grifols owns 20% and an exclusive license to apply the technology in blood and plasma donors * Only for CE mark 2018 Investor and Analyst Meeting l Barcelona

Singulex Ultrasensitive SMC™ Technology

Disease Onset and Progression Detection

Challenge:

- 75% of human proteins undetected due to low abundance *
- Remaining 25% includes proteins only detectable at disease levels

Solution:



400,000 human proteins
300,000 low abundance proteins *
100,000 detected proteins**

Singulex SMC™ technology makes it possible to measure new proteins and correlate their expression to disease onset/progression

* Source: Visiongain 2013 report; Singulex R&D
** Source: PubMed Citation search; Singulex R&D

208 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Ultra-Sensitivity in Blood and Plasma Screening Improves Safety and Diagnosis by Reducing the Window of Time After Infection 209 Detection in blood/plasma Immunoassay) 0102030405060Days after infection NAT Current Immunoassays SMCTM 2018 Investor and Analyst Meeting l Barcelona HIV RNA (NAT) HIV p24 Antigen (Immunoassay) HIV Antibodies (

Singulex Ultrasensitive SMC™ Technology SMCTM Sample Processing 210 1. Analyte2. Capture3. Label4. Elute / Concentrate 5. Quantify 2018 Investor and Analyst Meeting l Barcelona Almost a standard immunoassay protocol but 50-1,000-fold higher over existing immunoassay products

Grifols Ultra-Sensitive Immunoassays Project and Portfolio 211 • Assays for blood and plasma screening are currently in development (i.e. HIV, HCV, HBV, HTLV, etc.) • Project is evolving as scheduled, with more than 90% of needed antigens and antibodies identified, most of them to be sourced from Grifols’ Emeryville facility • Instrumentation for high-throughput screening is under development 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Investing in Next Generation Serologic Testing 212 • SMCTM is the next generation of immunoassays as it allows precision measurement of biomarkers with unprecedented ultra sensitivity • Grifols is developing the next generation of immunoassays and equipment based on SMCTM technology for blood and plasma testing • Working with NAT and SMCTM is a step forward in Grifols ongoing efforts to improve safety in blood and plasma donors 2018 Investor and Analyst Meeting l Barcelona

GigaGen: Novel Polyclonal Antibody Therapeutics Building the Future for the Treatment of Immune Diseases Jose Terencio Vice President, Innovation

GigaGen: Groundbreaking Technology

Capturing Natural Human Antibodies Repertoire

- In July 2017, Grifols acquired a 44% stake in GigaGen, a San Francisco-based biotechnology startup, for USD 35m to support new drug development
- GigaGen's technology copies complete human antibody repertoires as DNA to develop novel polyclonal antibody therapies
- GigaGen's technology has the potential to impact the treatment of certain immune and infectious diseases
- Potential new platform that can change the future of drug manufacture

214 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

GigaGen: Groundbreaking Technology

An Innovative Team With a Unique Patented Technology

- GigaGen was founded in 2011 by two Stanford scientists dedicated to combining immunology and genomics to combat diseases resulting from immune dysregulation
- The GigaGen team currently includes 17 people
- GigaGen has a strong IP position, with granted patents that protect both the construction of DNA libraries from donor blood cells as well as the expression of antibodies

David Johnson
Genomics
PhD Stanford

+

Everett Meyer
Immunology
MD/PhD Stanford
Stanford Professor

=

GigaGen

World-leading technology to understand and overcome immune dysregulation

215 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

GigaGen: Groundbreaking Technology

Antibodies: The Key to Immune Function



Heavy chain
Light chain
V_H
V_L

- Human antibodies are critical to proper immune function
- Antibodies are proteins made by B cells[1] that allow healthy people to avoid or overcome disease
- **Each B cell only makes 1 type of antibody**
- Healthy people make millions of antibodies

- Heavy and light chain pairing determines antibody function
- Highly variable protein sequences ("heavy" and "light" chains) attack pathogens
- Heavy and light chains are encoded on separate chromosomes in a B cell, so **capturing the DNA of natural heavy/light chain** pairs entails first isolating a B cell

1.- Type of white blood cell that makes antibodies. B cells are part of the immune system and develop from stem cells in the bone marrow. They are also known as B-lymphocytes

216 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

GigaGen: Groundbreaking Technology

Donor Blood Transformed Into a Library of Antibodies

GigaGen's technology combines **microfluidics, genomics, bioinformatics and protein expression** to recreate all the antibodies encoded in the B cells of a donor sample



Blood sample from multiple donors



Isolate single B cells in droplets



Physically link antibody subunits



Expression vectors are integrated in cell lines specifically designed to express antibodies



Full-length secreted antibody library

The process is monitored with deep full-repertoire sequencing at each step

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GRIFOLS

GigaGen: A High Throughput Platform

Platform Processes 3,000,000 cells/hour

Exceptionally fast speed enables GigaGen to capture the full diversity of a human immune system

Carrier oil

B cells

Amplification mix


3 million cells per hour

DNA libraries

Carrier oil

Level of magnification: 34: x100

218 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Development of a True Polyclonal Hyperimmune

Validate Platform Using a Known Hyperimmune With Clear Biomarkers for Efficacy

- Find the best responders to the specific pathogen from the donor pool, clone their immune systems (B cells) and express as high titer recombinant hyperimmune antibodies

Isolate millions of B cells → **Create DNA library of antibodies** → **Express full antibody library in cell line**



- Pool many donors for B cell diversity
- Donors evidence high titers of target antibody



- Native pairing between heavy and light chains
- Library remains viable for future batches
- Over-represent antibodies against target pathogen



- Millions of natural human antibodies
- All relevant IgG subtypes

- GigaGen and Grifols are also collaborating on an innovative project to design a new cell line for specifically manufacturing of future polyclonal antibody libraries

219 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Key Takeaways Building the Future for the Treatment of Immune Diseases 220 • Grifols anticipates future collaborations on polyclonal therapies as we validate the expression, manufacturing, regulatory and clinical pathway with a unique polyclonal hyperimmune • Continue to leverage Grifols’ experience in donor sample collection, sample processing, manufacturing, regulatory and clinical trial design to accelerate therapeutic development • Grifols maintains exclusive rights to commercialize projects developed by GigaGen • Provides a platform for responding to emerging viruses and infectious diseases that can be treated with neutralizing antibodies • Grifols anticipates future investments in this cutting-edge technology with the aim to strengthen the treatment of infectious and immune diseases 2018 Investor and Analyst Meeting l Barcelona

2018 Investor and Analyst Meeting Barcelona 7th and 8th June

2018 Investor and Analyst Meeting 8th Friday, June 222 Time Topic Presenter 8:00Pick-up from hotels 8:30 - 8:45Welcome 8:45 - 9:45InnovationDavid Bell Research Studies on AlbuminDr. Arroyo / Montserrat Costa 9:45 - 11:15Product ShowroomCarlos Roura / Daniel Fleta 11:15 - 12:00FinancialsAlfredo Arroyo 12:00 - 12:15ClosingVíctor Grífols Deu 12:15 - 12:45Q&A 12:45 - 1:30Lunch 2018 Investor and Analyst Meeting l Barcelona

Alzheimer’s Management Replacement By Albumin David Bell Chief Innovation Officer

Alzheimer’s Management By Albumin Replacement Prequel to Results 224 • AMBAR is a double-blind, placebo-controlled trial with 400+ individual patients with mild to moderate Alzheimer’s disease, studied over a year of treatment with a combination of low volume plasma exchange and albumin replacement • Trial endpoints: o Primary: combination of cognition (ADAS-Cog) with activities of daily living (ADCS-ADL) at 14 months of treatment o Secondary: combination of cognition (ADAS-Cog) with activities of daily living (ADCS-ADL) at intermediate points, other variables of function and cognition at intermediate points. Amyloid Beta and P-TAU in Plasma and CSF o Other endpoint of interest: MMSE (Minimental status examination) 2018 Investor and Analyst Meeting l Barcelona

Alzheimer’s Management By Albumin Replacement Prequel to Results 225 • Data to be analyzed: oTest results oLaboratory samples oCognitive analysis • Follow-up analysis, additional clinical trials and possible clinical implementation: oGenomic analysis of high responders oOther work and analysis as suggested by data • In partnership with key opinion leaders and clinicians treating Alzheimer’s patients • Data lock: June 2018; Clinical study report (CSR): 1Q 2019; Topline data presentation 4Q 2018 2018 Investor and Analyst Meeting l Barcelona

Research Studies on Albumin Montserrat Costa, PhD Dr. Arroyo, MD, PhD

Driving the Discovery and Delivery Albumin’s Untapped Potential Montserrat Costa, PhD Senior Manager, Research of

Albumin Molecule – Extravascular (intracellular + interstitial): 60% alb 228 • Highly soluble protein with only one chain of 585 amino acids and lacking added sugars (molecular weight= 66,500 Daltons). • Synthesized in the liver at the rate of 12 - 25 g/day • Most abundant protein (more than 50% of the plasma and CSF proteins by mass) • Distribution within the body: –Intravascular: 40% of total albumin CSF: Cerebrospinal fluid 2018 Investor and Analyst Meeting l Barcelona

First modern use took place during WWII as a Albumin infusion is a safe and effective fluid replacement for 229 plasma substituteconditions requiring plasma volume expansion Low blood volume with or without shock, trauma, major surgeries, cardiopulmonary bypass procedures, Therapeutic Plasma Exchange 2018 Investor and Analyst Meeting l Barcelona Foto Pearl Harbour

Albumin Molecule Albumin Has Multiple Properties Main antioxidant (fatty acids, drugs, 230 Most abundant protein ImmunomodulatoryMaintains intravascular effectsvolume Main transporter metabolites,metals) 2018 Investor and Analyst Meeting l Barcelona

Albumin Molecule Albumin in Health and Disease 231 HEALTH DDIISSEEAASSEE Oxidation Post translational modifications Glycation 2018 Investor and Analyst Meeting l Barcelona

Albumin Molecule Does Albumin Dysfunction Matter? 232 Association between albumin functional capacity and survival in liver diseases 2018 Investor and Analyst Meeting l Barcelona

Albumin Molecule Does Albumin Dysfunction Matter? concentration 233 Association between albumin functional capacity and survival in liver diseases TARGET: effective YESalbumin (Sufficient + Functional) 2018 Investor and Analyst Meeting l Barcelona

Albumin Rationale Use Albumin as a functional just a plasma dysfunction pharmaceutical disease / aging 234 Albumin is notAlbuminAlbuminAlbumin is a plasma substitutevolume expanderalterations inmattersactive ingredient 2018 Investor and Analyst Meeting l Barcelona 2016 2000 Discovery

Grifols Albumin Research Approach 235 2018 Investor and Analyst Meeting l Barcelona

Grifols Research on Albumin 236 ALBUMIN AS A PHARMACEUTICAL ACTIVE INGREDIENT NON CLINICAL PROGRAMCLINICAL PROGRAM Albumin Characterization & Mechanisms of Action (MoAs) 2018 Investor and Analyst Meeting l Barcelona

Current Albumin Clinical Programs Non clinical research program for the understanding of albumin effects & MoAs 237 & PE-A5%: Plasma Exchange with 5% Albumin reposition 2018 Investor and Analyst Meeting l Barcelona APACHE Acute-on-chronic liver failure PE-A5% AMBAR Alzheimer’s disease PE-A5% PRECIOSA Cirrhosis Albumin infusion

Alzheimer’s Disease 238 2018 Investor and Analyst Meeting l Barcelona

Rationale Alzheimer’s Disease (AD) 239 •Prevalence •No treatments approved in 15 years •Phase III targeting AB fail •AD is a systemic disease that needs a multi-target approach •Albumin is more than a plasma volume expander AB: Amyloid-beta peptide 2018 Investor and Analyst Meeting l Barcelona

AMBAR (Alzheimer Management By Albumin Replacement) Over a Decade of Alzheimer Related Research 240 Combination of therapeutic plasma exchange and replacement of albumin to stabilize Alzheimer's disease Albutein®: Grifols’ Therapeutic Albumin 2018 Investor and Analyst Meeting l Barcelona

AMBAR Program

Overview

	2004 – 2007	2007 – 2009	2008 – 2012	2013 – 2018
	Pilot	**Pilot Extension**	**Phase II**	**Phase IIB/III**
Clinical	Feasibility of PE with therapeutic albumin in mild to moderate AD	Reproducibility of pilot study results	Confirmation of pilot results in a larger, randomized, controlled study	**AMBAR Trial**: assess efficacy/safety of the approach in a randomized MCT **Database lock in June 2018**
Non Clinical	**Non clinical support for Grifols' therapeutic products in AD**		**Research on PE and Albumin as a Pharmaceutical Active Ingredient in AD**	**PLANNED: Confirmatory and new studies to support AD treatment based on PE-A5%**

PE: Plasma exchange;
PE-A5%: Plasma Exchange with 5% Albumin reposition
MCT: Multicentric Clinical Trial

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GRIFOLS

Healthy controls altered in patients? 242 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PHASE II TRIAL? Is albumin Alzheimervs. AD patients at baseline 2018 Investor and Analyst Meeting l Barcelona Phase II Phase IIB/III Pilot Extension Pilot

REDUCED FORM Cys34 REVERSIBLY OXIDIZED FORM IRREVERSIBLY OXIDIZED FORM Albumin Oxidation in Plasma and CSF 243 2018 Investor and Analyst Meeting l Barcelona

Albumin Oxidation

Albumin Is More Oxidized in AD Than Healthy Controls, Especially in CSF


Plasma
Healthy
AD
65%
54%
Antioxidant capacity
+
-
Reduced
Reversibly oxidized
Irreversibly oxidized

CSF: Cerebrospinal fluid
Represented values: Median

Costa et al. JAD 2018; DOI 10.3233/JAD-180243

244 | 2018 Investor and Analyst Meeting I Barcelona
GRIFOLS

Albumin Oxidation

Albumin Is More Oxidized in AD Than Healthy Controls, Especially in CSF


Plasma
Healthy
AD
65%
33%
54%
43%
Antioxidant capacity
+
-
Reduced
Reversibly oxidized
Irreversibly oxidized

Costa et al. JAD 2018; DOI 10.3233/JAD-180243

CSF: Cerebrospinal fluid
Represented values: Median

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GRIFOLS

Albumin Oxidation

Albumin Is More Oxidized in AD Than Healthy Controls, Especially in CSF


Plasma
Healthy
AD
2%
33%
65%
3%
43%
54%
Antioxidant capacity
+
-
Reduced
Reversibly oxidized
Irreversibly oxidized

CSF: Cerebrospinal fluid
Represented values: Median

Costa et al. JAD 2018; DOI 10.3233/JAD-180243

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GRIFOLS

Albumin Oxidation

Albumin Is More Oxidized in AD Than Healthy Controls, Especially in CSF



Plasma
Healthy
AD
2%
33%
65%
3%
43%
54%
CSF
Healthy
AD
77%
10%
Antioxidant capacity
+
-
Reduced
Reversibly oxidized
Irreversibly oxidized

CSF: Cerebrospinal fluid
Represented values: Median

Costa et al. JAD 2018; DOI 10.3233/JAD-180243

247 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Albumin Oxidation

Albumin Is More Oxidized in AD Than Healthy Controls, Especially in CSF


Plasma
Healthy
AD
2%
33%
65%
3%
54%
43%
CSF
Healthy
AD
15%
77%
10%
33%
Antioxidant capacity
+
-
Reduced
Reversibly oxidized
Irreversibly oxidized

Costa et al. JAD 2018; DOI 10.3233/JAD-180243

CSF: Cerebrospinal fluid
Represented values: Median

248 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Albumin Oxidation

Albumin Is More Oxidized in AD Than Healthy Controls, Especially in CSF



Plasma
Healthy
AD
2%
33%
65%
3%
54%
43%
CSF
Healthy
AD
7%
15%
77%
10%
33%
53%
Antioxidant capacity
+
-
Reduced
Reversibly oxidized
Irreversibly oxidized

CSF: Cerebrospinal fluid
Represented values: Median

Costa et al. JAD 2018; DOI 10.3233/JAD-180243

249 | 2018 Investor and Analyst Meeting I Barcelona
GRIFOLS

Glycation is an spontaneous age-dependent modification linked to AD Albumin Glycation in Plasma 250 2018 Investor and Analyst Meeting l Barcelona

Albumin Glycation Plasma Albumin Is More Glycated in AD Than Healthy Controls N o n - d ia b e t ic r a n g e HealthyH cCoCntrols AADD bBaasseelilni nee 251 G l y c a t e d a l b u m i n ( % ) 2 5 * * * 2 0 1 5 ( L u c i c a G A - L ) 1 0 5 0 ( 4 8 - 8 1 y o ) ( 5 3 - 7 8 y o ) ( n = 3 1 ) ( n = 3 4 ) 2018 Investor and Analyst Meeting l Barcelona Albumin in plasma of AD patients is not only more oxidized but more glycated than age-matched healthy controls Median±Interquartile range (min. to max.) Mann-Whitney test *** P<0.001, changes between AD Baseline and Healthy Controls

Is albumin effects of the Alzheimer with 252 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PHASE II TRIAL? Which are the altered intreatment patients?PE-A5%? YES PE-A5%: Plasma Exchange with 5% Albumin reposition 2018 Investor and Analyst Meeting l Barcelona Phase II Phase IIB/III Pilot Extension Pilot

253 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PHASE II TRIAL? Which are the effects of the treatment with PE-A5%? CSF: Cerebrospinal fluid AB: Amyloid-beta peptide PE-A5%: Plasma Exchange with 5% Albumin reposition 2018 Investor and Analyst Meeting l Barcelona Phase II Phase IIB/III Pilot Extension Pilot

effects of similar trend of improvement in treated patients PE-A5%? lowering albumin glycation 254 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PHASE II TRIAL? • CSF AB42 levels improve in treated patients What are the• CSF albumin antioxidant capacity shows a treatment with• PE-A5% shows a positive but transient effect in CSF: Cerebrospinal fluid AB: Amyloid-beta peptide PE-A5%: Plasma Exchange with 5% Albumin reposition 2018 Investor and Analyst Meeting l Barcelona Phase II Phase IIB/III Pilot Extension Pilot

A therapeutic target A Albumin as a albumin glycation improvement 255 Research on PE and Albumin Plasma exchange• Albumin in AD has reduced antioxidant capacity and is more glycated M• CSF albumin oxidation in AD warrants B+further assessment as biomarker and R• PE-A5% shows AB mobilization and pharmaceutical active ingredient in AD 2018 Investor and Analyst Meeting l Barcelona Phase II Phase IIB/III Pilot Extension Pilot

Cirrhosis 256 2018 Investor and Analyst Meeting l Barcelona

Cirrhosis 257 symptoms PRECIOSA infection HE: Hepatic Encephalopathy 2018 Investor and Analyst Meeting l Barcelona Ascites Variceal bleeding Decompensated HE & Bacterial Short survival (3-5y) Liver lesions progress Cirrhosis Compensated Minor/absent Long (>10y)

Preciosa - IG 1601

Prevention of mortality with long-term administration of human albumin in subjects with decompensated cirrhosis and ascites

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GRIFOLS

Albumin Rationale Infusion 259 - New albumin providing antioxidant and binding capacity 2018 Investor and Analyst Meeting l Barcelona INFUSION:

Preciosa

Program Overview

	2008 – 2015	2016 – 2022
	Pilot	**Phase III**
Clinical	Feasibility of albumin infusions in decompensated cirrhosis	**PRECIOSA Trial**: assess efficacy of the albumin infusions in a randomized MCT **FDA approved IND**
Non-Clinical	**Research on Albumin as Pharmaceutical Active Ingredient in Cirrhosis**	**PLANNED: confirmatory studies to support cirrhosis treatment based on albumin infusions**

MCT: Multicentric Clinical Trial
IND: Investigational New Drug application

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GRIFOLS

Research on Albumin 261 WHAT CAN WE LEARN FROM THE PILOT TRIAL? Cirrhotic patients vs. healthy controls Is albumin altered in cirrhotic patients? YES BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

Research on Albumin altered in effects of patients? infusion? 262 WHAT CAN WE LEARN FROM THE PILOT TRIAL? Is albuminWhat are the cirrhoticalbumin YES BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

Research on Albumin 263 WHAT CAN WE LEARN FROM THE PILOT TRIAL? What are the effects of albumin infusion? BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

Research on Albumin 264 WHAT CAN WE LEARN FROM THE PILOT TRIAL? What are the effects of albumin infusion? BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

Research on Albumin • Cirrhotic patients show reduced content of Albumin as a C capacity ingredient in cirrhosis • Albumin infusion tends to improve these O 265 P R Ealbumin with antioxidant and binding Ipharmaceutical active Scapacities A 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

Cirrhosis


Cirrhosis
Compensated
Long (>10y)
Minor/absent symptoms
Liver lesions progress
Decompensated
Ascites
Variceal bleeding
HE & Bacterial infection
Short survival (3-5y)
Precipitating event
PRECIOSA
Progression of liver failure to multi organ failure
Acute-on-Chronic Liver Failure
APACHE
ALADDIN
HE: Hepatic Encephalopathy

266 | 2018 Investor and Analyst Meeting | Barcelona

GRIFOLS

Apache - IG 1407 Effects of plasma exchange with human serum albumin 5% (PE-A5%) on short-term survival in subjects with “Acute-On-Chronic Liver Failure” (ACLF) at high risk of hospital mortality 267 2018 Investor and Analyst Meeting l Barcelona

Plasma Rationale Exchange + Albumin 268 - New albumin providing antioxidant and binding capacity 2018 Investor and Analyst Meeting l Barcelona -Damaged albumin -Other known and unkown pathological substances

Apache
Program Overview

	2010 – 2014	2015 – 2022
	Pilot	**Phase III**
Clinical	Effect of PE-A5% in ACLF patients	**APACHE Trial**: assess 90-day survival in a randomized MCT **FDA approved IND**
Non-Clinical	**Research on PE and Albumin as Pharmaceutical Active Ingredient in ACLF**	**ALADDIN Study**

PE-A5%: Plasma Exchange with 5% Albumin reposition
MCT: Multicentric Clinical Trial
IND: Investigational New Drug application

269 | 2018 Investor and Analyst Meeting I Barcelona
GRIFOLS

270 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PILOT TRIAL? ACLF patients vs. healthy controls Is albumin altered in ACLF patients? YES BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

altered in PE-A5%? patients? 271 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PILOT TRIAL? Is albuminWhat are the ACLFeffects of the YES PE-A5%: Plasma Exchange with 5% Albumin reposition 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

272 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PILOT TRIAL? What are the effects of the PE-A5%? PE-A5%: Plasma Exchange with 5% Albumin reposition BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

273 Research on PE and Albumin WHAT CAN WE LEARN FROM THE PILOT TRIAL? What are the effects of the PE-A5%? PE-A5%: Plasma Exchange with 5% Albumin reposition BSII: Binding site II 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

+ capacity and fatty acid binding capacity C E capacities Albumin as a 274 Research on PE and Albumin Plasma exchange A P• Albumin in ACLF shows reduced Aantioxidant capacity, albumin binding H• Treatment improves albumin functional pharmaceutical active ingredient in ACLF 2018 Investor and Analyst Meeting l Barcelona Pilot Phase III

Aladdin - IG 1605 Pathogenesis of Acute-on-Chronic Liver Failure (ACLF) and mechanisms of actionofplasmaexchangewithhumanserumalbumin5%(PE-A5%)in decompensated cirrhotic subjects with systemic inflammation and ACLF 275 2018 Investor and Analyst Meeting l Barcelona

The Aladdin Study

A Translational Research Project

The ALADDIN study is a **UNIQUE opportunity to investigate** in ACLF:

- **Mechanisms of the pathology**
- **Mechanisms of action of plasma exchange (PE) using albumin as a replacement fluid**
- **Beneficial biological effects of albumin unrelated to plasma volume expansion**

Research based on state-of-the-art, high troughput techniques and expert groups collaboration

Albumin functional characterisation — **Inflammation** — **Omic studies**

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GRIFOLS

Key Takeaways 277 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Albumin as a functional just a plasma dysfunction pharmaceutical disease / aging 278 Albumin is notAlbuminAlbuminAlbumin is a plasma substitutevolume expanderalterations in mattersactive ingredient 2018 Investor and Analyst Meeting l Barcelona 2016 2000 Discovery

Key Takeaways

Discovery — **Albumin as a plasma substitute**

2000 — **Albumin is not just a plasma volume expander**

Albumin functional alterations in disease / aging

Albumin dysfunction matters

2016 — **Albumin is a pharmaceutical active ingredient**

Based on Pilot and Phase II trials

GRIFOLS

Albumin is altered in chronic liver disease and in Alzheimer's disease

GRIFOLS

Albumin infusion shows clinical improvement and functional enhancement of albumin in liver cirrhosis

GRIFOLS

Plasma exchange with albumin replacement shows clinical benefit and albumin functional improvement in Alzheimer's disease and ACLF

… more to come

Grifols drives the discovery and delivery of albumin's untapped potential

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GRIFOLS

Albumin as a Drug Dr. Arroyo, MD, PhD President of the European Foundation for the Study of Chronic Liver Failure

Past, present and future of the relationship between a relevant human disease, hepatic cirrhosis, and an octogenarian pharmacologic molecule, human serum albumin (1940-2018 and beyond). THE PAST

Jesus Christ only cured three sick men: a blind man, a leper patient and with a cirrhotic ascites. Mosaic 12th-13th Century Cathedral of the Assumption Monreale, Sicily

NATURAL HISTORY OF CIRRHOSIS

Paracentesis was the only effective treatment of ascites since the time of Galeno (123 A.C) until the 1950s, when modern diuretics and diuretic therapies were introduced

Five consecutive randomized controlled trials (1987-1993) showed paracentesis to be a rapid, effective and safe therapy of ascites in cirrhosis if performed with small throchars, under sterile conditions and using i.v. albumin (8 g/L of ascitic fluid removed, 80 g per treatment)

Hepatorenal Syndrome



Type-1 HRS
Cefotaxime
Paracentesis
+albumin
Encephalopathy
Jaundice
Creatinine (mg/dL)
6
5
4
3
2
1
0
-6
-4
-2
0
1
2
3
Months
Weeks

Treatment of Spontaneous Bacterial Peritonitis with Albumin (1.5 g/kg at diagnosis and 1g/kg at the 3rd day, 150 g per treatment) The second indication of albumin in cirrhosis Cefotaxime (n=63) Cefotaxime + Albumin (n=63) Resolution of infection HR Hospital mortality 57 20 17 (93%) (32%) (27%) 59 (98%) 6 6 (10%)* (10%)* HRS: Hepatorenal syndrome; *p<0.001 Sort et al, New Engl J Med 1999

First study on the treatment of Hepatorenal Syndrome (HRS) with Terlipressin and Albumin (20-40 gr day, 300 g per treatment) The third indication of albumin in cirrhosis TREATMENT OF TYPE-1 HRS WITH TERLIPRESSIN PLUS I.V. ALBUMIN vs TERLIPRESSIN Terlipressin + albumin (n=13) Terlipressin (n=8) Complete response Survival >1 month OLT 10 12 5 2 2 0 OLT: Orthotopic liver transplantation Ortega et al., Hepatology 2002

It is framed by two important facts: 1. The identification and characterization of a new syndrome, Acute on Chronic Liver Failure (ACLF), in cirrhosis (2002-2013) Grifols’ decision to promote an ambitious long-term research program on the mechanism of ACLF, albumin’s potential role in preventing and treating this syndrome and new mechanisms of action of albumin in cirrhosis. 2. THE PRESENT

A patient with ACLF. Major characteristics of the syndrome 52 year old man with cirrhosis. Previous history of ascites. On treatment with diuretics. Actively working as civil engineer. Admitted to hospital with pneumonia and rapid deterioration of his clinical condition. On admission ascites, deep jaundice, grade III hepatic encephalopathy and renal failure [Acute Decompensation of cirrhosis associated with Organ Failure(s)]. The patient was admitted to the ICU but died 4 days later with progressive impairment of liver,renal, and cerebral function (High risk of Short-Term Mortality)

The European Foundation for the Study of Chronic Liver Failure (EF Clif). A joint venture between European investigators, Grifols and the EASL *EASL: European Association for the Study of the Liver EASL*-CLIF Consortium European Network of laboratories for Translational Research on CLIF (ENTR-CLIF) Translational Research: The Grifols Chair Clinical Research: The EASL* Chair European Foundation for the Study of Chronic Liver Failure (EF Clif)

100 European University Hospitals Associated With the EASL-CLIF Consortium in 2017

Main results of the CANONIC study, the first EF Clif investigation aimed at characterizing the ACLF syndrome 1. 2. 3. 4. Prevalence of ACLF: 415/1343: (32%) Grade of severity (prevalence): ACLF-1: 51%; ACLF-2: 35%; ACLF-3: 14%. Age: 56 years Etiology of cirrhosis: alcoholic 56%, hepatitis C 15%, alcohol + hepatitis C 9%. Time from first decompensation: no prior decompensation 26.5%; <3 months 15.5%. Precipitating events: bacterial infections 31%, acute alcoholic liver injury 23%, no identifiable precipitating event (45.6%). Main cause of death. 40% of patients with cirrhosis die as a consequence of ACLF. 5. 6. 7.

Prevalence of ACLF in Europe (CANONIC Study)

Prevalence of ACLF in Asia

Prevalence of ACLF in the U.S.

ACLF Mortality Rate Is Strongly Related with the Number of Organ Failures (CANONIC Study) 90 80 70 60 50 40 30 20 10 0 NO ACLF ACLF-1 ACLF-2 ACLF-3 28-DAY MORTALITY 90-DAY MORTALITY

Inflammatory Markers and ACLF
ACLF Occurs in the Setting of a Severe Systemic Inflammation (Canonic Study)



Leucocyte count
x10^9 cells
14
12
10
8
6
4
2
0
**
**
**
NO ACLF
ACLF-1
ACLF-2
ACLF-3
C-reactive Protein
mg/L
70
60
50
40
30
20
10
0
*
**
**
NO ACLF
ACLF-1
ACLF-2
ACLF-3

* p<0.05 with respect to No ACLF

** p<0.001 with respect to No ACLF

It will be largely influenced by research programs led by Grifols and EF Clif. THE FUTURE

Research Programs to Improve the Management Cirrhosis Patients of Grifols’ research program aims to discover new therapies with albumin to prevent and treat ACLF (2015) PRECIOSA studies The APACHE and the EF Clif’s translational research program “Albumin as a Drug” to identify new mechanisms of action of albumin (2016)

APACHE Program Overview

Clinical

2010 – 2014

Pilot

Effect of plasma exchange (PE) with A5% on standard clinical and laboratory data and survival in 10 patients with ACLF.

2015 – 2022

Phase III

APACHE Trial: assess 90-day survival in a RMCT (380 patients with ACLF) comparing PE (6 sessions) with SMT.

FDA approved IND

Non-Clinical

Research on PE and Albumin as bioactive molecule in ACLF

ALADDIN Study. Attached mechanistic study in 150 patients included in the APACHE trial

PE-A5%: Plasma Exchange with 5% Albumin reposition (600 g per treatment)
RMCT: Randomized Multicentric Clinical Trial
SMT: Standard Medical Therapy
IND: Investigational New Drug application

Plasma Exchange (PE) May Improve Survival in Patients With ACLF (The APACHE Pilot Study) 68% Patients treated with PE up Prognostic score 40% Untreated gro

PRECIOSA Program Overview

	2008 – 2015	2016 – 2022
	Pilot	**Phase III**
Clinical	Feasibility of long-term albumin infusions in decompensated cirrhosis (21 patients)	**PRECIOSA Trial**: assess effect on survival of albumin (1.5 g/kg every 10 days for 1 y, 3.6 Kg per y) in a RMCT in 410 patients hospitalized by ascites. **FDA approved IND**
Non-Clinical	**Research on albumin as a bioactive molecule in Cirrhosis**	**PLANNED: translational studies to assess the mechanism of action of long-term treatment with albumin in cirrhosis**

RMCT: Randomized Multicentric Clinical Trial
IND: Investigational New Drug application

Initial Data: Albumin Dosage Is Important Therapeutic Response for (The PRECIOSA Pilot Study) Low dose: 1 g/Kg every 2 weeks High dose: 1.5 g/Kg every week

Long-Term Albumin in Cirrhosis: Is It the ANSWER?

ANSWER STUDY: Italian MC-RCT Assessing Long-Term (18-month) Albumin Treatment in Cirrhotic Patients With Ascites SMT: STANDARD MEDICAL THERAPY HA: HUMAN ALBUMIN (40 g/WEEK, 2.3 Kg/year) Caraceni P. et al. Lancet 2018 SMT 216 patients SMT+ HA 213 patients 431 PATIENTS

ANSWER Study: Impact of Long-Term Albumin Treatment on Clinical Course Percent reduction relative Risk * (95% CI) p value Ascites development Refractory ascites SBP Other infections Encephalopathy Renal dysfunction Type-1 HRS 52 (36-65) 57 (38-71) 37 (50-81) 30 (10-46) 52 (37-63) 50 (36-61) 61 (24-81) <0.0001 <0.0001 <0.0001 <0.005 <0.0001 <0.0001 <0.004 * Percent reduction of the events in the albumin treated group versus the control group.

ANSWER STUDY: Impact of Long-Term Albumin Treatment on Survival P=0.0285

Research Programs to Improve the of Cirrhotic Patients Management Grifols’ research program to design new therapies with albumin for the prevention treatment of ACLF (2015) and The APACHE and PRECIOSA studies EF Clif’s translational research program “Albumin as a Drug” to identify new mechanisms of action of albumin (2016)

“Albumin as a Drug” Program Acute decompensation and ACLF occur in the setting of severe systemic inflammation (very high levels of inflammatory cytokines) (The CANONIC Study) INFLAMMATION p<0.001 vs healthy Subjects; **p<0.0001 vs No ACLF. Claria J et al, Hepatology 2017 Healthy Subjects (40) Patients with decompensated cirrhosis No ACLF(342)ACLF (180) TNF IL-6 IL-8 MIP-1 G-CSF GM-CSF 9 (7-12) 0.3 (0.3-0.3) 1.6 (0.6-3.3) 13 (6-17) 2.1 (1.8-11) 1.7 (1.7-1.7) 20 (14-27) 29 (17-41)** 21 (14-41) 39 (17-115)** 37 (20-76) 84 (41-169)** 20 (13-34) 28 (19-50)** 23 (11-50) 32 (14-83)** 4.5 (2-9.5) 7.3 (2.1-30)**

“Albumin as a Drug” Program long-term Albumin dose markedly reduces plasma cytokine High levels in decompensated cirrosis (The PRECIOSA Pilot Study) Low albumin dose (1 g/kg every 2 weeks for 12 weeks) High albumin dose (1.5 g/kg every week, for 12 weeks) % change over pre-treatment values in the two groups

Albumin prevents the increased release of cytokines by IL-1b monocytes and PMN stimulated IL-6 b with CpG TNFa Monocytes 250 200 150 100 50 40 b 40 30 30 50 15 10 5 0 20 20 10 ** 10 ** ** 0 0 veh stab HSA CpG 1015 veh stab CpG HSA 1015 veh stab CpG 10 15 HSA CpG+HSA CpG+HSA CpG+HSA PMN IL-6 TNFa IL-1b 10 6 4 8 3 4 6 2 4 2 1 2 0 0 0 veh stab CpG 10 15 veh stab CpG 1015 veh stab CpG 1015 HSA HSA HSA CpG+HSA CpG+HSA CpG+HSA PMN: Polymorphonuclear cells mRNA expression (a.u.) mRNA expression (a.u.) mRNA expression (a.u.) mRNA expression (a.u.) mRNA expression (a.u.) mRNA expression (a.u.) b * b * ** b ***

“Albumin as a drug” Program In vitro experiments performed with bacterial DNA (CpG), which activates inflammation by interacting with intracellular receptors1 in immune endosomal TL cells Early endosome Late endosome Klinman DM et al. Nature 2004 1. TL receptors =Toll-like receptors

Albumin internalization inside cells of the immune system Hypothesis: Monocytes internalize HSA during endosome formation which immune modulates the inflammatory response at intracellular level Anti-endosome antibody Cell Fixation and Permeabilization HSA-FITC Confocal microscopy Monocytes

Albumin is detected inside the monocytes Nuclei: DAPI (blue); Albumin: FITC (green); Early endosomes: EEA1 (Red)

Albumin co-localizes with endosomes in monocytes

Nuclei:	DAPI (blue)
Albumin:	FITC (green)
Late endosomes:	Alexa fluor (Red)
Colocalization	FITC + Alexa fluor (yellowish)



10’
60’
120’

Key Takeaways 1. ACLF syndrome is extremely common in patients with cirrhosis. 2. ACLF occurs in the setting of severe systemic inflammation that impairs cardio-circulatory function, produces multi-organ failure and leads to very high mortality rate (leading cause of mortality in cirrhosis). 3. Albumin is a powerful immune-modulator that markedly reduces the circulating levels of inflammatory mediators in cirrhosis. 4. Pilot PRECIOSA and APACHE studies suggest that Albumin prevents ACLF in patients with cirrhosis and improves cardio-circulatory, liver, renal and brain functions and survivalin cirrhosis and ACLF. Two confirmatory Phase 3 clinical trials sponsored by Grifols, will start in September 2018 and in 2019.

Key Takeaways Albumin is not just a plasma volume expander Albumin functional alterations in disease / aging Albumin dysfunction matters Albumin as a plasma substitute Albumin is a “drug” … 1. Entry into the immune cells via + + (oncotic, immunomodulation, Continue research efforts on albumin! more to come The immunomodulatory effect of albumin involves: endosomes; 2. Inhibition of immune receptors at the endosomal membrane Albumin is a “drug” with different mechanisms of action antioxidant), indications, and specific dosages 2016 2000 Discovery

2018Investor and Analyst Meeting Barcelona 7th and 8th June

Product Showroom Carlos Roura and Daniel Fleta Chief Industrial Officer / Deputy Chief Industrial Officer

Hospital Medication Workflow

Grifols' Technologies Allow to Control More than the 80% of the Medication Workflow



Administration to patient
Silicon
Physician Prescription Workflow
Silicon
Prescription
Dispensing
Silicon
PharmacyKeeper®
Pyxis®
NURSING UNITS
PHARMACIST VALIDATION
Silicon
PHARMACY
PharmacyKeeper®
PhocusRx®
Gri-Fill®
Kiro® Oncology
Kiro® Fill
Misterium®
Silicon
Medication Inventory & Packaging
StocKey®Central
BlisPack®
Compounding
Complex medications and preparations
CLEAN ROOM
Picking
StocKey®Central
PharmacyKeeper®
Supplier
Medication logistics workflow
Ready-to-use medications

321 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Compounding The Most Comprehensive Portfolio of Consultancy, Software, Equipment, Disposables and Services to Manage the IV Compounding Workflow Improving Safety, Quality and Efficiency 322 2018 Investor and Analyst Meeting l Barcelona

Misterium® Modular Cleanroom Systems 323 • Grifols' sterile manufacturing expertise applied to the compounding pharmacy • High quality modular cleanrooms that can be configured to fit any space and location • Benefits: • Easy installation and maintenance • Versatile • Helps regulatory compliance • Misterium® was designed in Chile and launched in the year 2000. Nowadays, it has been installed in more than 400 sites worldwide • Extending the Grifols Engineering knowledge on environmental control to Hospital Pharmacy 2018 Investor and Analyst Meeting l Barcelona

PhocusRx® Grifols' Sterile Manufacturing Expertise Applied to the Compounding Pharmacy 324 • Non-invasive IV workflow management system providing safe, reliable and easy to use solution for remote validation and documentation of the manual compounding processes • Benefits: • Improves pharmacy management • Improves patient safety • Reduces environmental risk • Helps regulatory compliance • PhocusRx® was launched in 2008 • After the MedKeeper acquisition, its software component will be merged with the PharmacyKeeper software and still using PhocusRx® hardware 2018 Investor and Analyst Meeting l Barcelona

Gri-fill® 4.0 Unique Semi-Automated Compounding System 325 • The unique semi-automated compounding system that guaranties the sterility of final product preparations • Benefits: • Guaranties the sterility of final preparations • Improves pharmacy management • Improves patient safety • Improves operator safety (Oncology drugs) • Provides efficiency and ease of to use • Helps regulatory compliance • Gri-fill® was launched in 1992 2018 Investor and Analyst Meeting l Barcelona

Kiro® Oncology Fully Automated Compounding System for Oncology and Biological Drug Preparations 326 • Improve patient safety • Accuracy • Verification and traceability • Aseptic compounding and quality assurance • Improves operator safety • Closed system • Self cleaning • Disposal of hazardous residues • Improves pharmacy management • Economy • Flexibility • Efficiency • Connectivity • Helps regulatory compliance • Kiro® Oncology was launched in Europe in 2013 and in the U.S. in 2015 2018 Investor and Analyst Meeting l Barcelona

Kiro Fill® High Efficiency Fully Automated Compounding System for Non-hazardous Drugs 327 • Benefits: • Improves pharmacy management • Delivers high-throughput • Offers flexibility and configurability for optimal productivity • Provides identification and traceability of processes and preparations • Helps regulatory compliance • Kiro Fill® is expected to be launched in Europe and U.S. during 2019 2018 Investor and Analyst Meeting l Barcelona

PharmacyKeeper Web and Mobile-Based Applications to Improve Key Pharmacy Operational Processes 328 • Benefits: • Provides visibility into critical pharmacy operations • Delivers real-time reporting and analytics • Fits existing workflows • Helps regulatory compliance • PharmacyKeeper was launched in the U.S. in 2013 2018 Investor and Analyst Meeting l Barcelona

IV Fluids: IV Solution Fleboflex® 0.9% Sodium Chloride Injection, USP, in Plastic Container 500 mL. 329 • Non-PVC, non-DEHP and non-latex flexible container • The solution is only in contact with polypropylene, highly compatible material • Designed for a safe and easy handling: rounded upper and lower corners and integrated eyelet support. • High sealing resistance to pressure cuffs responding satisfactorily to 400 mmHg pressure for 72 hours • Totally collapsible, lightweight and transparent • Safe attachment of the infusion set thanks to the outlet port internal membrane • No parts of the cover have to be removed to access the outlet port 2018 Investor and Analyst Meeting l Barcelona

IV Fluids: Fleboflex® Luer Efficacy and Safety in the Preparation of Mixtures in the Hospital Pharmacy 330 • Non-PVC, non-DEHP and non-latex flexible container • Rapid addition of medication and solution extraction from the Fleboflex® Luer bag using a needle-free syringe, eliminating the risk of accidental punctures • A vial adapter can be connected for reconstitution • No dripping when connecting and disconnecting the syringe and vial adapter • Large additive volume: only partially filled bag with luer lock connection in the Spanish market 2018 Investor and Analyst Meeting l Barcelona

Logistics The Most Comprehensive Portfolio of Consultancy, Software, Equipment and Services to Manage the Medication Flow in the Hospital Improving Safety, Quality and Efficiency 331 2018 Investor and Analyst Meeting l Barcelona

Silicon Modular Software System for Electronic Prescription Order Entry 332 • Central pharmacy • Prescription validation • Inventory management • Nursing Units • Medication prescription • Medication administration record (eMar) • Outpatients • Day hospital management • Ambulatory and home care patients management • Benefits: • Increases safety in the use of the medication • Offers specific designs for physicians, nurses and pharmacists • Offers configurability and modularity The first version of Silicon was launched in 2001. Grifols has been providing Pharmacy Information Systems since 1983 2018 Investor and Analyst Meeting l Barcelona

BlisPack®: System for Automatically Identification, Cut & Overwrap Blister Sheets to Produce Medication in Unit Dose Format 333 • Benefits: • Keeps manufacturer conditions for medicines (no deblistering) • Uses bar code unit dose identification • Allows efficient use of medication • Optimizes inventory management • BlisPack® was launched in 2008 2018 Investor and Analyst Meeting l Barcelona

StocKey® RFID RFID System to Monitor and Ensure Traceability of High Value Products in Real Time 334 • Benefits: • Improves cost efficiency by inventory monitoring • Provides real time visibility of the inventory • Improves critical inventory traceability 2018 Investor and Analyst Meeting l Barcelona

StocKey® Central Logistics Management Software for Central Warehouses in the Healthcare Sector 335 • Benefits: • Improves efficiency, safety and reliability of medication picking • Provides concentration and optimization of warehouse space • Delivers integrated connectivity with the hospital information systems (HIS) • The first version of Silicon was launched in 2001. • Grifols has been providing pharmacy information systems since 1983 2018 Investor and Analyst Meeting l Barcelona

2018 Investor and Analyst Meeting Barcelona 7th and 8th June

Financials Financial Strength Drives Sustainable and Profitable Growth Alfredo Arroyo Chief Financial Officer

Robust Fundamentals 338 2018 Investor and Analyst Meeting l Barcelona

Fundamentals Drive Long-Term Value Competitive Advantage Across Divisions 339 • Constant focus on business fundamentals and long-term • Integrated business models to capture opportunities across divisions • Demonstrated ability to successfully grow businesses both organically and through acquisitions • Strategic investments bolster competitive advantage • Leader in plasma centers, with more than 225 centers in the U.S. and Europe • Emphasis on cash generation • Financial strength provides further growth opportunities 2018 Investor and Analyst Meeting l Barcelona

Strengthening the Business With a Long-Term A Proven Track Record of Sustainable Growth View CAGR: (49%) (20%) & Kiro Grifols (50%) Progenika KedPlasma in NAT unit MedKeeper 1.-2011 figures for Talecris acquisition are pro forma (100%) 340 (EUR in millions) 2016-2018 acquisitions Interstate Blood Bank (IBBI) Singulex Alkahest (48%) (EV $4.0bn)6 plasma centers in the U.S. Hologic share Access Biologicals (49%) Kiro Grifols (40%). Total stake: 90% GigaGen (44%) 2011 (1)201220132014201520162017 Net Revenues(51%) Haema 2018 Investor and Analyst Meeting l Barcelona 18 4,050 3,935 Araclon(60%) Talecris(51%) 3,355 2,742 2,621 2,303 11.0% Hologic, Novartis Transfusionshare in DiagnosticNAT unit (EV $1,675bn)4,3

Financial Highlights 341 2018 Investor and Analyst Meeting l Barcelona

Solid Integrated Business Structure Bioscience Division 2017 expect to continue growing 342 • Solid upward growth(EUR in millions)CAGR: 9% • Robust demand for maincc plasma proteins throughout • Plasma-derived products fueled by favorable demand and supply dynamics, global expansion and innovation201420152016 (1)2017 (1) Bioscience Net Revenues 1.-Net revenues considering intersegment sales and the reclassification of sales of biological products for non-therapeutic use reported as Bio Supplies Division sales, from January 2017 onwards 2018 Investor and Analyst Meeting l Barcelona ,430 3,195 3,032 2,514 10.9%7. 3

Fully Integrated Transfusion Diagnostic Division Diagnostics • Highly profitable business cc transfusional medicine 343 • Value capture from(EUR in millions) integrationCAGR: 8% • Grifols’ comprehensive portfolio delivers strong cash generation and top-line growth 201420152016 (1)2017 (1) Diagnostic Net Revenues 1.-Net revenues considering intersegment sales 2018 Investor and Analyst Meeting l Barcelona 32 691 692 620 5.7%6. 7

Significant Growth Potential in the U.S.

Hospital Division

- Growth driven primarily by IV saline solutions and the Pharmatech line - with higher growth projected following the MedKeeper acquisition
- Product portfolio expansion and focus on the U.S. market



(EUR in millions)
CAGR: 3.7%
3.3% cc
95
96
102
106
2014
2015
2016 (1)
2017 (1)
Hospital Net Revenues

1.- Net revenues considering intersegment sales

344 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Diversifying the Revenue Bio Supplies Division Base CAGR: of biological products for manufacturing agreements stream 345 • Comprised mainly by sales(EUR in millions) non-therapeutic uses and • Highly profitable revenue 201520162017 Bio Supplies Net Revenues 1.-Net revenues considering intersegment sales 2018 Investor and Analyst Meeting l Barcelona 67 57 24 65.3% 18.1% cc

High Margins With Significant Cash Flow Generation EBITDA and Margin 32% 28% 24% 20% 16% 14% 10% 6% 2% 1,300 to grow plasma volume from existing centers and through new openings 900 346 (EUR in millions)• Acquisition of the NAT share unit enabled Grifols to increase EBITDA 30%margin and cash 26%conversion rate 22% 1,10018%• Grifols has increased its 12%efforts over recent years 8% 4% 7000% 2014201520162017 (1) EBITDAEBITDA Margin (%) 1.-2017 EBITDA is Adjusted EBITDA 2018 Investor and Analyst Meeting l Barcelona 1,306 1,163 1,141 1,047 28.2% 29.5% 30.2% 31.2%

Improving Bottom-Line Profitability Demonstrated Ability to Grow Net Profit grew by 21.5% to EUR 347 (EUR in millions)• Double-digit growth over CAGR:the last 4 years 663• FY2017 recurring1 profits 75grew by 7.8% to EUR 588 million • FY2017 reported profits 663 million 2014201520162017• Positive impact from U.S. Net ProfitNon-recurringtax reform 1.-Non-recurring items and associated with recent acquisition, U.S. tax reform and reevaluation of Aradigm’s assets 2018 Investor and Analyst Meeting l Barcelona 588 546 532 470 12.2%

1Q 2018 Performance 348 2018 Investor and Analyst Meeting l Barcelona

1Q 2018 Consistent Revenue Delivery Performance • Bioscience: strong growth of the plasma market transfusion medicine business back of IV Therapy and 349 (EUR in millions) main proteins, which offset the decline in FVIII amid a tight • Diagnostic: steady growth in the • Hospital: robust double-digit growth driven by stronger performance in the U.S. on the Pharmatech, including MedKeeper • Bio Supplies: revenues doubled due to third-party manufacturing agreement 2018 Investor and Analyst Meeting l Barcelona 1Q 2018 1Q 2017 % Var. at cc Bioscience 807.5 853.6 5.8% Diagnostic 164.9 175.1 4.0% Hospital 27.3 23.9 18.1% Bio Supplies 26.2 14.4 105.8% Others 4.4 - n/m Intersegments -7.4 -5.4 52.6% TOTAL 1,023.0 1,061.7 7.4%

1Q 2018 Performance Steady Earnings Growth 350 - Plasma costs - Exchange rate variations - Lower FVIII utilization + Opex control / optimization + Lower financial expenses + Effective tax rate: c.20% (EUR in millions except for %. Percentages are as % of Net Revenue) 2018 Investor and Analyst Meeting l Barcelona Net Profit 14.0% 12.6% 20172018 EBITDA Fx 297 30.4%29.1% 20172018

Capital Allocation 351 2018 Investor and Analyst Meeting l Barcelona

Consistent Capital Allocation Supports Profitable Growth Capital Discipline Focused on Creating Value 352 2018 Investor and Analyst Meeting l Barcelona Consistent Capital Allocation growth: Supporting business Capex and R&D Value accretive acquisitions Dividends Strong Sources of Cash Solid Balance sheet Cash flow generation

Strong Sources of Cash: Excellent Cash Flow Generation Flow1,2 High Conversion of EBITDA Into Cash 90% 1,200 of the NAT share unit 1,000 cash flow increased by 50% 200 353 (EUR in millions) • Robust cash conversion and cash flow, improved following the integration 80%75%74% 70% 60%800• In FY2017, net operating 40%60043% to close to EUR 30%4001,040 million 20% 10% 0%0 2014201520162017 (3) Cash conversionCash Flow (2) 1.-Cash flow conversion defined as (EBITDA – Capex – Change in Working Capital) / EBITDA 2.-Cash flow defined as EBITDA – Capex – Change in Working Capital 3.-2017 EBITDA is Adjusted EBITDA 2018 Investor and Analyst Meeting l Barcelona 80% 60% 688 840 874 960

Strong Sources of Cash: Working Capital Optimization Best-in-Class Receivables Management receivables days 354 (in days)• Working capital >50%optimization focused on • Days sales outstanding dropped by more than 50% to 24 days from 55 2014201520162017 DSO 2018 Investor and Analyst Meeting l Barcelona 55 37 34 24 drop

Consistent Capital Allocation: Capex Capex Supports Long-Term Growth allocation efficacy and 2014 2015 2016 2017 355 (EUR in millions)• Capex plan 2016-2020: EUR 1.2bn 300252266268271• Significant investments to support growth initiatives 200 • Over 50% of capex is dedicated to expansion 100 • Continued emphasis on 0execution and capital CAPEXreturn 2018 Investor and Analyst Meeting l Barcelona

Consistent Capital Allocation: R&D Supports Long-Term Growth Firm Commitment to an Integrated Approach 400 8% • Includes strategic 250 5% internal and external 100 2% 356 (EUR in millions)• R&D drives long-term growth and profitability 3507% 3002746%collaborations: leveraging 2004%expertise 1503% 501% 00% 2014201520162017 In-house R&DExternal R&D% R&D on NR 2018 Investor and Analyst Meeting l Barcelona 7.0%7.3%7.2% 5.9%295311 56 77 199 56 255 218 218 30 169

Consistent Capital Allocation: Value Accretive Acquisitions Ability to Pursue Attractive Opportunities 357 • Integral part of Grifols’ strategy • Targeted investments to support growth and maximize cash flow generation • Focused on value accretive transactions • Ability to capture opportunities • Best-in-class M&A deal execution and seamless integration • Continuous improvement in financial terms 2018 Investor and Analyst Meeting l Barcelona

Consistent Capital Allocation: Value Accretive Acquisitions

Growing Value Through Strategic Decisions

January 2017	January 2017	February 2017	July 2017
Hologic's share of NAT screening unit	**Access Biologicals**	**6 plasma centers in the U.S. (Kedplasma)**	**GigaGen**
USD 1,850m Creates a vertically integrated NAT business across R&D, manufacturing, sales and marketing and corporate functions Captures operational efficiency across the whole value chain The acquisition transformed Diagnostic into an integrated, high-margin business	49% stake USD 51m Manufacture of biological products for non- therapeutic uses including plasma reagents to support specific in-vitro diagnostic and R&D activities 5-year call option	USD 47m 6 plasma centers as of March 1, 2017 300,000 liters	44% stake USD 35m Biopharmaceutical firm specialized in the development of innovative monoclonal and polyclonal antibody therapies

358 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Consistent Capital Allocation: Value Accretive Acquisitions Growing Value Through Strategic Decisions 359 2018 Investor and Analyst Meeting l Barcelona 1Q 2019 IBBI 51% stake USD 100m 1Q 2019 execution of option to acquire the remaining 51% Includes 8 whole blood centers, 22 plasma centers and a laboratory that provides human blood and/or blood components to the therapeutic and diagnostic industries 900,000 liters May 2018 Agreement with Boya Bio-Pharmaceutical Euros 25m Plasma collection centers to be built and managed in adherence to the criteria established by the health authorities of the United States, the European Union and China March 2018 Haema Full ownership Euros 220m With 35 centers, operates the largest independent network of donation centers in Germany and offers a range of transfusion medicine services 800,000 liters January 2018 MedKeeper 51% stake USD 98m U.S.-based technology firm that develops mobile and web-based solutions to enhance hospital pharmacy operations

Consistent Capital Allocation: Dividends Sharing Success With Shareholders 360 • Established dividend policy, including payout ratio of 40% of consolidated group profit • Consistent growth of cash dividend payment • Strong earnings profile • Maintenance of financial strength 2018 Investor and Analyst Meeting l Barcelona

Well Balanced Financing Mix and Long-Term Debt Maturity Profile Debt1 Maturity Profile: c.6-year Average Tenor Other debt 2% Bond (EUR) 31% facilities (USD) (EUR) 9% 1.-Excludes RCF and any other non-financial debt 361 Maturity profile (USD in millions)23,868 EIB (EUR)3% Bank credit facilities (USD) 16% InstitutionalBank credit creditfacilities 180 39% 20182019202020212022202320242025 Drawn debt Average interest rateAverage maturity c.3.5% per annum6 years 2.-Fixed USD/EUR exchange rate of 1.1 3. As of December 31, 2017 2018 Investor and Analyst Meeting l Barcelona 2,280 330330 3030 30 Financing mix3

A Unique Competitive Position 362 2018 Investor and Analyst Meeting l Barcelona

Continuous Efforts to Enhance Growth and Margin - Actions Pulling All Levers 363 Actions • Bioscience drives organic growth through diagnosis/treatments and expansion into new markets • Productivity initiatives to boost plasma collection and overcome plasma tightness • Plasma supply: significant capex allocated to open new collection centers and relocate/improve/upgrade existing centers. Expansion and diversification through acquisitions and integration • Leverage leadership position in Diagnostic transfusion medicine to boost growth of immunohematology and hemostasis • Hospital to increase scale and profitability while expanding its presence in the U.S. market • Increased R&D investments over the last years will trigger future sales growth • Bolt-on acquisitions, partnerships and agreements will further reinforce short-term growth across divisions 2018 Investor and Analyst Meeting l Barcelona

Continuous Efforts to Enhance Growth and Margin - Results Pulling All Levers Misterium® cleanroom solutions 364 Results • Significant collection growth over recent months. Productivity ramp-up in new centers is ahead of schedule, leveraging cost per liter of plasma • Increase and diversify in-house plasma collections and acquisitions to support sales growth and enable company to meet current strong demand • Value accretive acquisitions • Regulatory approvals across all divisions: Prolastin®-C Liquid; Fibrin sealant; Hyper-rabies; genetic test for alpha-1; hemostasis; saline solution and Grifols • Beckman-Coulter agreements to support specialty Diagnostic sales growth • Additional market expansion in France, UK, Germany and Asia Pacific (China and India) 2018 Investor and Analyst Meeting l Barcelona

Continued Commitment to Growing Shareholder Value 365 2018 Investor and Analyst Meeting l Barcelona

Consistent Growth in Dividends Dividend Grows by Double Digits for the Last 4 Years CAGR: . the last 4 years • over the last 4 years 366 (EUR per share)• Accumulated annual dividend up by 12.1% over • More than EUR 800m returned to shareholders • Continuous DPS increase on the back of profit growth 2014201520162017 2018 Investor and Analyst Meeting l Barcelona 38 0.32 0.31 0.27 12.1% 0.

Key Takeaways 367 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Committed to Long-Term Sustainable and Profitable Growth 368 CONSISTENT DELIVERY • Relentless focus on business fundamentals and long term • Maintain long term growth and profitability: -Steady sustainable growth of core Bioscience products -Strengthening our leadership in transfusion medicine -Significant boost in the Hospital Division growth • As the industry leader in plasma collection and manufacturing capacity, Grifols is in a unique position to benefit from accelerated growth in the plasma business • On track to continue delivering profitable growth and cash generation 2018 Investor and Analyst Meeting l Barcelona

Key Takeaways Committed to Long-Term Sustainable and Profitable Growth 369 CAPITAL ALLOCATION • Continuous support to fund business growth, with a strong commitment to innovation • Capital allocation focus on manufacturing and plasma collection capacity increase VALUE CREATION • Grifols will continue to grow dividend per share supported by growth in underlying earnings Grifols competitive advantages drive long-term sustainable and profitable growth 2018 Investor and Analyst Meeting l Barcelona

Closing Grifols Value Grid (GVG) Víctor Grífols Deu Co-CEO

Grifols Value Grid


Bioscience
Diagnostic
Hospital
Bio Supplies
Corporate
Sourcing
Engineering & Manufacturing
Innovation
Commercial footprint
Business optimization
Already Captured
Short term
Long term

371 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Grifols Value Grid

Sourcing | Engineering & Manufacturing | Innovation | Commercial footprint

Bioscience



- Plasma volume
- Strategic diversification
- Plasma cost
- Capacity to grow
- New formulations & indications
- New plasma uses (aging rel. diseases)
- Global expansion

Diagnostic



- IBBI/Haema IH reagents
- NAT Vertical integration
- EMV new plant
- Brazil facilities
- BTS expansion
- NAT assays / instruments
- New technologies (High sensitivity IA)
- Hemostasis global partnership
- BTS: US + Eflexis
- Consolidation in APAC

Hospital



- Capacity optimization
- Rx - Kiro
- Rx - Medkeeper
- US Saline
- Spain & Latam consolidation
- US Rx market focus

Bio Supplies



- Haema & IBBI
- Inhouse by-products
- Supplement cell culture
- Access Biologicals

Corporate



- Cross-divisional capabilities
- Procurement project
- Data & Digital
- Talent
- Industrial land
- Travel policy

Business optimization: Already captured | Short term | Long term

372 | 2018 Investor and Analyst Meeting I Barcelona

GRIFOLS

Grifols Value Grid Keeping always in mind… capabilities diseases) 373 Commercial footprint Engineering & Manufacturing Innovation Sourcing BioscienceDiagnosticHospitalBio SuppliesCorporate volumeCross-divisional ategic project Rx - Medkeeper ions ma usesand 2018 Investor and Analyst Meeting l Barcelona Business optimization capturedShort termLong term Already Plasma IBBI/Haema IH reactives Str diversifi cation Procurement Plasma cost Digital Capacity to grow DNAoTnaosrssays /Healthcare professionals Talent New formu indicat lations & Industrial l New plas (aging rel. Global ex pansion Developmen APACfocusof society tTravel policy TaCloennsotlidpaotiol in US RInxvmeasrtkeotrs Access Biologicals BTS: US + Eflexis Spain & Latam consolidation Hemostasis global partnership US Saline New technologies (High sensitivity IA) Supplement cell culture instruments Patients BTS expansion Inhouse by-products Rx - Kiro Brazil facilities EMV new plant Capacity optimization NAT Vertical integration Haema & IBBI

Grifols Value Grid capabilities diseases) 374 Commercial footprint Engineering & Manufacturing Innovation Sourcing BioscienceDiagnosticHospitalBio SuppliesCorporate volumeCross-divisional ategic project ions ma usesand 2018 Investor and Analyst Meeting l Barcelona Business optimization capturedShort termLong term Already Plasma IBBI/Haema IH re…activeas nd keeping our Grifols spirit Str diversifi cation Procurement Plasma cost Digital Capacity to grow Talent New formu indicat lations & Industrial l New plas (aging rel. Global ex pansion APAC Travel policy Consolidation in US Rx market focus Access Biologicals BTS: US + Eflexis Spain & Latam consolidation Hemostasis global partnership US Saline New technologies (High sensitivity IA) Supplement cell culture NAT assays / instruments Rx - Medkeeper BTS expansion Inhouse by-products Rx - Kiro Brazil facilities EMV new plant Capacity optimization NAT Vertical integration Haema & IBBI

2018 Investor and Analyst Meeting Barcelona 7th and 8th June

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 7, 2018